Offer to Purchase for Cash
All Outstanding Shares of Common Stock
and
All Outstanding Shares of Series A Preferred Stock
of
GUIDELINE, INC.
at
$1.35 Net per Share of Common Stock
and
$1.50 Net per Share of Series A Preferred Stock,
plus all accrued but unpaid dividends
by
KNICKERBOCKER ACQUISITION CORP.
a direct wholly-owned subsidiary of
infoUSA INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 17, 2007, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE IN ACCORDANCE WITH AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”), DATED AS OF JUNE 28, 2007, BY AND AMONG GUIDELINE, INC., A NEW YORK CORPORATION (“GUIDELINE”), KNICKERBOCKER ACQUISITION CORP., A NEW YORK CORPORATION (THE “PURCHASER”) AND infoUSA INC., A DELAWARE CORPORATION (“infoUSA”). THE BOARD OF DIRECTORS OF GUIDELINE HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED BELOW), HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF GUIDELINE SHAREHOLDERS, AND HAS RECOMMENDED THAT GUIDELINE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, $0.0001 PAR VALUE, AND SHARES OF SERIES A PREFERRED STOCK, $0.0001 PAR VALUE PER SHARE (THE “SHARES”) THAT REPRESENT AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE OUTSTANDING SHARES OF GUIDELINE ON A FULLY-DILUTED BASIS (CALCULATED IN ACCORDANCE WITH THE MERGER AGREEMENT) (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 14 (“CERTAIN CONDITIONS OF THE OFFER”).

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Shares should either: (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and (a) mail or deliver it, together with the certificate(s) evidencing the tendered Shares and any other required documents, to the Depositary named herein, or (b) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (2) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company, or other nominee if such shareholder desires to tender Shares so registered.

A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other Offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders also may contact brokers, dealers, commercial banks, or trust companies for assistance concerning the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

July 23, 2007

TABLE OF CONTENTS

		Page

Summary Term Sheet		i
Introduction		1
Section 1.	Terms of the Offer; Expiration Date	4
Section 2.	Acceptance for Payment and Payment for Shares	6
Section 3.	Procedure for Tendering Shares	7
Section 4.	Withdrawal Rights	10
Section 5.	Certain United States Tax Considerations	10
Section 6.	Price Range of Shares; Dividends	11
Section 7.	Effect of the Offer on the Market for Common Stock and Exchange Act Registration	12
Section 8.	Certain Information Concerning Guideline	13
Section 9.	Certain Information Concerning Purchaser and infoUSA	14
Section 10.	Source and Amount of Funds	16
Section 11.	Background of The Offer; Contacts With Guideline	16
Section 12.	Purpose of The Offer; Plans For Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement	18
Section 13.	Dividends and Distributions	40
Section 14.	Certain Conditions of the Offer	40
Section 15.	Certain Legal Matters and Regulatory Approvals	42
Section 16.	Fees and Expenses	47
Section 17.	Miscellaneous	47
Schedule I: Directors And Executive Officers		I-1
Schedule II: Section 623 Of The New York Business Corporation Law		II-1

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.0001 per share of Guideline, Inc. (“Guideline”) and all outstanding shares of Series A preferred stock, par value $0.0001 per share of Guideline

Price Offered Per Share of Common Stock:	$1.35 per share in cash, without interest, less any applicable withholding taxes

Price Offered Per Share of Preferred Stock:	$1.50 per share in cash, plus all accrued but unpaid dividends, without interest and less any applicable withholding taxes

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Friday, August 17, 2007

Purchaser:	Knickerbocker Acquisition Corp., a direct wholly-owned subsidiary of infoUSA Inc.

Guideline Board Recommendation:	The board of directors of Guideline unanimously recommends that you accept the Offer and tender your shares of common stock and Series A preferred stock pursuant to the Offer

Through a question and answer format, this summary term sheet will explain to you the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your shares to Knickerbocker Acquisition Corp. This summary term sheet serves only as an introduction, and we urge you to carefully read the remainder of the Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction.

Who is offering to buy the outstanding shares of Guideline?

•	Our name is Knickerbocker Acquisition Corp. We are a New York corporation formed for the purpose of making this cash tender offer for your shares. We are a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), whose shares are listed on the Nasdaq Global Select Market. See Section 9 (“Certain Information Concerning Purchaser and infoUSA”).

What are the classes and amounts of securities sought in the offer?

•	We are offering to purchase all of the outstanding shares of common stock, par value $0.0001, of Guideline as well as all of the outstanding shares of Series A preferred stock, par value $0.0001, of Guideline. See “Introduction” to this Offer to Purchase and Section 1 (“Terms of the Offer; Expiration Date”).

Can holders of stock options or warrants participate in the offer?

•	The offer is only for shares of Guideline common stock and Series A preferred stock. If you hold exercisable options or warrants to purchase Guideline common stock and you wish to participate in the offer, you may exercise your options or warrants in accordance with their terms. You should, however, be aware that in the event we complete the offer and the subsequent merger (described below), holders of options will receive an amount equal to the difference between the per share amount payable with respect to shares of common stock and the applicable exercise prices of their options. Additionally, in this event, holders of warrants will receive, upon exercise and surrender of their warrants, the per share amount payable with respect to shares of common stock. Therefore, the amount holders will receive for their options or warrants (net of exercise price) will not change based on whether they exercise such options and warrants and tender the issued shares or allow such options and warrants to be cancelled in the merger.

i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

•	We are offering to pay $1.35 per share of common stock you own and $1.50, plus all accrued but unpaid dividends, per share of Series A preferred stock you own, in each case net to you in cash less any required withholding of taxes and without interest.

•	If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal or provide us with other acceptable certification of your status as described in the Letter of Transmittal, you may be subject to required backup Federal income tax withholding. See “Introduction” to this Offer to Purchase.

Why are you paying more for shares of Series A preferred stock?

•	The certificate of incorporation of Guideline provides that under certain circumstances involving a liquidation or sale of the company, the holders of Series A preferred stock are entitled to receive, prior to any distributions to holders of common stock, a preferential payment. The transactions contemplated by the merger agreement will trigger this right. The preferential payment that holders of Series A preferred stock are entitled to receive is equal to $1.50 per share plus all accrued but unpaid dividends. See “Introduction” to this Offer to Purchase.

•	The offer price for the Series A preferred stock is equal to the amount of the preferential payment the holders of such stock would receive under Guideline’s certificate of incorporation plus all accrued but unpaid dividends. As a result, a holder of Series A preferred stock will generally receive the same amount whether such holder were to tender shares of Series A preferred stock in the offer or receive payment for such shares as a result of the merger, except that if the holder were to receive payment in the merger, such holder would receive accrued dividends for the period from the consummation of the offer through the closing of the merger. See “Introduction” to this Offer to Purchase.

•	All of the outstanding shares of Series A preferred stock are held by one shareholder. This shareholder has agreed to tender all of its shares of Guideline capital stock, including the Series A preferred stock, in the offer. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement).

What is the purpose of the tender offer?

•	The purpose of the offer is to enable infoUSA to acquire control of Guideline. If the offer is successful, ultimately we will be merged with and into Guideline and Guideline will become a direct wholly-owned subsidiary of infoUSA. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

What does the Guideline Board of Directors think of the tender offer and merger?

•	The Board of Directors of Guideline, upon the recommendation of the special committee of the Board of Directors of Guideline, has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, have determined that each of the offer and the merger is fair to you and in your best interests, and have recommended that you accept the offer and tender your shares. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

Do you have the financial resources to make payment?

•	Yes. We will obtain all necessary funds through capital contributions or advances by infoUSA. infoUSA will obtain some or all of the necessary funds under its existing credit facility with Wells Fargo Bank, N.A. See Section 10 (“Source and Amount of Funds”).

Is your financial condition relevant to my decision on whether to tender my shares in the offer?

•	We do not think our financial condition is relevant to your decision whether to tender your shares and accept the offer because the offer consists solely of cash, the offer is not subject to any financing condition and infoUSA has adequate capital available to complete the offer, infoUSA is a public reporting company that files reports with the Securities and Exchange Commission, and the offer is for all outstanding shares of Guideline stock. If we consummate the offer, we will acquire all remaining shares in the subsequent merger for the same cash price as the offer. See Section 10 (“Source and Amount of Funds”).

Have any shareholders or directors and officers of Guideline already agreed to tender their shares?

•	Yes. Special Situations Fund III Q.P., L.P. (and certain of its affiliates), Petra Mezzanine Fund, L.P., Wynnefield Partners Small Cap Value, L.P. (and certain of its affiliates), and Marlin Equities LLC (and its affiliate) have each agreed to tender their shares in the offer and vote their shares in favor of approval of the merger agreement and the merger. Additionally, David Walke, Marc Litvinoff, Douglas House, Peter Hooper and Andrew Garvin, each of whom is a current director or officer of Guideline, have also agreed to tender their shares in the offer and vote their shares in favor of approval of the merger agreement and the merger. These shareholders collectively own approximately 59% of the outstanding shares of Guideline. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

Are there any compensation arrangements between infoUSA or us and executive officers of Guideline?

•	Yes. We have entered into an agreement with Guideline and David Walke, the chief executive officer of and a director of Guideline, relating to the termination of his employment and the payment of severance. The agreement provides that if we complete the offer, Mr. Walke’s employment will be terminated, and Mr. Walke will receive, in lieu of the change of control payment to which he would be entitled under his existing employment agreement, a severance payment of approximately $1.3 million. Mr. Walke has agreed, among other things, not to compete with Guideline for a period of 3 years following the completion of the offer.

•	We have also entered into an agreement with Guideline and Peter Stone, the chief financial officer of Guideline. The agreement provides that Mr. Stone will continue to work for Guideline for a period of three months following the completion of the offer, at which time his employment will be terminated and he will receive, in lieu of the severance payments to which he would be entitled under his existing employment agreement, payments totaling $375,000 during the one-year period following termination. Mr. Stone has agreed, among other things, not to compete with Guideline during such one-year period.

•	Guideline also entered into a new employment agreement with Marc Litvinoff, the chief operating officer of Guideline, which will replace Mr. Litvinoff’s existing employment agreement and increase the compensation payable to Mr. Litvinoff. Although neither we nor infoUSA are parties to this employment agreement, the agreement will be effective as of the completion of the offer and we will be subject to the terms of, and entitled to the benefits of, this agreement as a result of the transactions contemplated by the merger agreement.

•	Guideline’s board of directors (excluding Mr. Walke) approved each of the severance and employment agreements described above. The compensation committee of the infoUSA board of directors also approved such arrangements. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger

Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

What are the most significant conditions to the offer?

•	We are not obligated to purchase any shares that you validly tender unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer represents, in the aggregate, at least 66 2/3% of the outstanding shares of Guideline on a fully-diluted basis on the date of purchase. We call this condition the “minimum condition.” In this context, the phrase “fully-diluted basis” means, as of a particular date, all outstanding shares of Guideline common stock, assuming the conversion of the outstanding shares of Series A preferred stock into common shares of stock, plus the number of shares Guideline could be required to issue pursuant to exercisable, in-the-money employee stock options and warrants, but excluding the top-up option granted to us by Guideline under the merger agreement.

•	We are also not obligated to purchase any shares which you validly tender if, among other things:

•	Guideline materially breaches any of its covenants in the merger agreement or breaches a representation or warranty in the merger agreement that would reasonably be expected to have a material adverse effect on Guideline, and such breach is not cured within the timeframe specified in the merger agreement, or

•	there is a material adverse effect on Guideline or its business.

•	We also are not obligated to purchase any shares that you validly tender if any other conditions described in Section 14 (“Certain Conditions of the Offer”) and discussed in Section 1 (“Terms of the Offer; Expiration Date”) are not satisfied or waived.

How long do I have to decide whether to tender in the offer?

•	Our offer to purchase your shares expires at 12:00 midnight, New York City time, at the end of Friday, August 17, 2007. This is called the initial expiration date. See Section 1 (“Terms of the Offer; Expiration Date”).

•	If a broker, dealer, bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the offer on your behalf. We urge you to contact them to find out their applicable deadline.

Under what circumstances can you extend the offer past the initial expiration date?

•	Under certain circumstances, we may extend the offer past the initial expiration date. If we choose to do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the new expiration date.

•	We can extend the offer past the initial expiration date:

•	for successive extension periods of up to 15 business days in the aggregate if, at any scheduled expiration date, any conditions to the offer have not been satisfied or waived, or

•	for any period that may be required to comply with a Securities and Exchange Commission rule or regulation. See Section 1 (“Terms of the Offer; Expiration Date”).

Will there be a subsequent offering period?

•	After the expiration of the offer, we may provide for a subsequent offering period of 3 to 20 business days. A subsequent offering period is an additional period of time to solicit more shares that begins after we have purchased all shares already tendered. During the subsequent offering period, if any, shareholders may tender (but not withdraw) their shares and receive the offer consideration. See Section 1 (“Terms of the Offer; Expiration Date”).

How will I be notified if the offer is extended?

•	We will announce an extension no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release. See Section 1 (“Terms of the Offer; Expiration Date”).

How do I accept your offer and tender my shares?

•	To tender your shares, you must deliver your share certificates, together with a completed letter of transmittal, to the depositary on or prior to the expiration date. If your shares are held by your broker in street name, you must instruct your broker to tender your shares on your behalf. In either case, Wells Fargo Bank, N.A., as the depositary, must receive all required documents by the expiration date of the offer. If you cannot get all of the documents or instruments that you are required to deliver to the depositary in time, you still can tender your shares by following the procedures for guaranteed delivery set forth in this document. See Section 3 (“Procedure for Tendering Shares”).

How and when do I get paid for my tendered shares?

•	We will pay for the shares accepted for payment by depositing the purchase price with Wells Fargo Bank, N.A., the depositary in this offer. The depositary will act as your agent and will transmit to you the payment for all shares accepted for payment. If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, the depositary will pay you promptly after the expiration of the offer. No interest will be paid on the cash amount payable to you, regardless of when you are paid. See Section 2 (“Acceptance for Payment and Payment for Shares”).

Until what time can I withdraw my previously tendered shares?

•	You can withdraw all or a portion of your tendered shares at any time on or prior to any scheduled expiration date. After the offer expires, the tender is irrevocable unless we have not accepted for payment and paid for your shares by September 21, 2007. On and after this date, you can withdraw your tendered shares until we accept them for payment. This right to withdraw will not apply to shares tendered in any subsequent offering period, if one is provided. See Section 4 (“Withdrawal Rights”).

•	If we provide for a subsequent offering period after the expiration of the offer, we must make a public announcement and promptly accept for payment those shares that were validly tendered before the expiration. You will not have a right to withdraw your shares during the subsequent offering period. See Section 1 (“Terms of the Offer; Expiration Date”).

How do I withdraw previously tendered shares?

•	To withdraw your shares, you must timely deliver written, telegraphic, or facsimile transmission notice of withdrawal to the depositary that specifies your name, address, taxpayer identification number, the number of shares being withdrawn, and the name of the registered holder of the shares, if different from the person who tendered the shares. If you tendered shares by giving instructions to a broker, dealer, or other nominee, you must instruct the broker, dealer, or other nominee to arrange for the withdrawal of your shares. See Section 4 (“Withdrawal Rights”).

What are the tax consequences of the sale of my shares to Knickerbocker Acquisition Corp.?

•	The sale of shares to us is a taxable transaction for Federal, and possibly state, income tax purposes. In general, you will recognize gain or loss equal to the difference between the tax basis of your shares and the amount of cash that you receive from us for the shares. You will generally recognize the gain or loss in the year in which you actually get paid for your shares. You should consult with your own tax advisor about the particular effect the tender will have on you. See Section 5 (“Certain United States Tax Considerations”).

v

What is the market value of my shares as of a recent date?

•	On June 28, 2007, the last full trading day before we signed the merger agreement, the closing price per share of Guideline common stock on the OTC Bulletin Board was $1.10. On July 20, 2007, the last full trading day before we commenced the offer, the closing price per share of Guideline common stock on the OTC Bulletin Board was $1.32. See Section 6 (“Price Range of Shares; Dividends”).

What is the total amount of funds that Knickerbocker Acquisition Corp. will require to consummate the proposed transactions?

•	Assuming that holders of options to purchase shares of Guideline common stock elect to receive cash payment for such options, rather than exercise their options and tender them in the offer, we estimate that we will require approximately $32.9 million to consummate the offer and merger. This amount excludes the fees and expenses we will have to pay in connection with the tender offer and the merger and excludes Guideline indebtedness we will retire following the tender offer and the merger. If holders of options to purchase shares of Guideline common stock exercise such options and tender the shares issued upon exercise in the offer, the funds required to consummate the offer will increase, the funds required to consummate the merger will decrease, and the exercise price paid by such option holders upon exercise will, as an indirect result of the acquisition of Guideline by us, become the property of infoUSA. Similarly, decisions by holders of warrants to purchase shares of Guideline common stock regarding whether to exercise their warrants or receive payment for them in the merger, and whether to pay the applicable exercise price or to utilize the net exercise feature of their warrants (if applicable), will also affect the amount of funds required to consummate the proposed transaction. See Section 10 (“Source and Amount of Funds”).

What is the “top-up option” and when can it be exercised?

•	Guideline has granted us an irrevocable option, which is referred in this Offering Statement as the “top-up option,” to purchase at a price equal to the price paid for shares of Guideline common stock in the offer, a number of shares equal to the lowest number of shares of Guideline common stock that, when added to the number of shares of Guideline common stock owned by us or infoUSA, will constitute more than 90% of the outstanding shares of Guideline common stock on a fully-diluted basis. The purpose of the top-up option is to ensure that we can obtain a sufficient number of shares so that we can be merged into Guideline without incurring the time and expense associated with calling a Guideline shareholder meeting. We can exercise the top-up option at any time after the consummation of the offer, but only if such exercise will enable us to meet the 90% threshold. The top-up option cannot be exercised if the number of shares to be issued would exceed the number authorized in Guideline’s certificate of incorporation or require the approval of Guideline shareholders under applicable law. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

If the offer is completed, what will happen to Guideline after the offer?

•	If the offer is completed, provided certain conditions are met, ultimately we will be merged with and into Guideline. As a result of the merger, Guideline will become a direct wholly-owned subsidiary of infoUSA.

•	If following the completion of the offer we own at least 90% of the then-outstanding shares of Guideline common stock and preferred stock, each as a separate class, we will not be required to call a meeting of Guideline shareholders to approve the merger. If we do not meet these thresholds, Guideline will call and hold a meeting of Guideline shareholders as promptly as possible for the purpose of voting on the approval of the merger agreement and the merger. We will vote all Guideline shares we own, including shares we acquire in the offer, in favor of approval of the merger agreement and the merger. If the offer is completed, we will own at least 66 2/3% of the then-outstanding Guideline shares and will therefore be able to approve the merger agreement and the merger even if no other Guideline shareholder votes in favor of such approval. See “Introduction” to this Offer to Purchase and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

If the offer is completed, will Guideline continue as a public company?

•	If the offer is completed, we expect to consummate the merger. If the merger takes place, Guideline will no longer be traded on the OTC Bulletin Board or The Pink Sheets and will cease making filings with the SEC.

•	Even if for some reason the merger does not take place, if we purchase all shares that are validly tendered and not properly withdrawn there may not be a public trading market for Guideline common stock, and Guideline may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly-held companies. See Section 7 (“Effect of the Offer on the Market for Common Stock, and Exchange Act Registration”).

If I decide not to tender but the offer is successful, what will happen to my shares?

•	If the offer is successful and the subsequent merger occurs, shareholders who do not tender will receive the same amount of cash per share that they would have received had they tendered, unless they properly exercise dissenters’ rights under New York law. Therefore, if you own shares of Guideline common stock and you do not tender and you do not exercise dissenters’ rights, and the merger occurs, the only difference to you between tendering and not tendering is that if you do not tender, you will receive payment later and without any interest. If you own shares of Series A preferred stock and for some reason are permitted to avoid tendering, and do not exercise dissenters’ rights, you would receive accrued dividends through the date of the merger, but you would otherwise receive the same amount you would have had you tendered. The only holder of Series A preferred stock has agreed to tender its shares in the offer and vote its shares in favor of approval of the merger agreement and the merger. See Section 7 (“Effect of the Offer on the Market for Common Stock, and Exchange Act Registration”), Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”), and Section 15 (“Certain Legal Matters and Regulatory Approvals”).

Will I have dissenters’ or appraisal rights in connection with the offer?

•	No dissenters’ rights are available in connection with the offer.

•	However, if you choose not to tender your shares in the offer, and the merger is consummated, you have certain rights under New York law to dissent and demand appraisal of your shares. You must comply with the required statutory procedures to exercise your dissenters’ rights. Any judicial determination of the fair value of your shares as a result of your exercise of dissenters’ rights could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The determination could be more than or less than the price per share to be paid in the merger. See Section 15 (“Certain Legal Matters and Regulatory Approvals”) and Schedule II (“Section 623 of the New York Business Corporation Law”) to this Offer to Purchase for a more complete description of dissenters’ rights and the complete text of the New York dissenters’ rights statute.

Who can I talk to if I have questions about the offer?

•	Shareholders can call D.F. King & Co., Inc. at (800) 769-4414. D.F. King & Co., Inc. is acting as the information agent for the offer. See the back cover of this Offer to Purchase.

TO:  The Holders of Common Stock and Preferred Stock of
Guideline, Inc.

INTRODUCTION

Knickerbocker Acquisition Corp., a New York corporation (“Purchaser”) and a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) and all of the outstanding shares of Series A preferred stock, par value $0.0001 (the “Preferred Stock,” and collectively with the Common Stock, the “Shares”), of Guideline, Inc., a New York corporation (“Guideline”), at a purchase price of $1.35 per share of Common Stock (the “Common Stock Offer Price”) and $1.50 per share of Preferred Stock, plus accrued but unpaid dividends (the “Preferred Stock Offer Price” and, collectively, the “Offer Price”), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 28, 2007, by and among Guideline, infoUSA, and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or, to the extent permitted under the Merger Agreement, waiver, of all conditions to the Merger, and in accordance with the applicable provisions of the New York Business Corporation Law (the “NYBCL”), Purchaser will be merged with and into Guideline (the “Merger”). Upon consummation of the Merger, Guideline will be the surviving corporation and a direct wholly-owned subsidiary of infoUSA. In the Merger, each outstanding Share (other than Shares held by Purchaser or infoUSA, treasury Shares, which will be cancelled, and Shares held by shareholders who properly exercise appraisal rights) will be converted into and represent the right to receive the Offer Price payable for such Shares in the Offer, without interest (the “Merger Consideration”). If the Merger is consummated, shareholders who have not tendered their Shares in the Offer and who demand and fully perfect appraisal rights under the NYBCL will be entitled to receive in connection with the Merger cash equal to the fair value of their Shares as determined pursuant to the procedures prescribed by the NYBCL. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

The Board of Directors of Guideline (the “Guideline Board”), upon the recommendation of a Special Committee of the Guideline Board (the “Special Committee”), has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that each of the Offer and the Merger is fair to and in the best interests of holders of Shares, and has recommended that holders of Shares accept the Offer and tender their Shares.

Goldsmith Agio Helms Securities, Inc. (“GAHS”), Guideline’s financial advisor, has delivered to the Guideline Board its written opinion dated June 27, 2007, to the effect that, as of such date and based upon and subject to the assumptions and conditions stated in such opinion, the cash consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of GAHS’ written opinion is included as an annex to Guideline’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to shareholders concurrently herewith. Shareholders are urged to read the full text of such opinion carefully in its entirety.

The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which would represent at least 66 2/3% of the total number of outstanding Shares on the date of purchase on a fully-diluted basis (the “Minimum Condition”). As used in this context, the phrase “fully-diluted basis” means, as of a particular date, all outstanding shares of Common Stock, assuming the conversion of the outstanding shares of Preferred Stock into shares of Common Stock, plus the number of shares of Common Stock Guideline could be required to issue pursuant to exercisable in-the-money stock options and warrants, but excluding the Top-Up Stock Option (as defined below) granted by Guideline to Purchaser under the Merger Agreement.

The Offer may be extended by Purchaser under certain circumstances. Additionally, Purchaser may provide a subsequent offering period in connection with the Offer. See Section 1 (“Terms of the Offer; Expiration Date”) and Section 14 (“Certain Conditions of the Offer”) for a description of the conditions to the Offer.

In order to induce infoUSA and Purchaser to enter into the Merger Agreement, Special Situations Fund III Q.P., L.P. (and certain of its affiliates), Petra Mezzanine Fund, L.P., Wynnefield Partners Small Cap Value, L.P. (and certain of its affiliates), Marlin Equities LLC (and its affiliate), David Walke, Marc Litvinoff, Douglas House, Peter Hooper and Andrew Garvin have entered into Shareholder Support Agreements, each dated June 28, 2007, with infoUSA and Purchaser (the “Shareholder Support Agreements”). Pursuant to the Shareholder Support Agreements, these shareholders agreed to (i) tender and sell their Shares to Purchaser pursuant to the Offer, and (ii) vote such Shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger. Each of the Shareholder Support Agreements contain substantially similar terms, except that the Shareholder Support Agreement signed by Mr. Walke obligates him to cooperate with Purchaser to facilitate the consummation of the Offer and the Merger, and the Shareholder Support Agreement signed by Special Situations Fund III Q.P., L.P. and its affiliates permits those entities to sell up to an aggregate of 1,750,000 of shares of Common Stock if certain conditions are met. The shareholders that are parties to the Shareholder Support Agreements collectively own approximately 59% of the outstanding shares of Common Stock and all of the outstanding shares of Preferred Stock of Guideline. The shareholders that are parties to the Shareholder Support Agreements also own restricted stock awards covering an aggregate of 875,026 shares of Common Stock, all of which are either vested or will vest upon consummation of the Offer, in-the-money options to purchase an aggregate of 400,000 shares of Common Stock that are either vested or will vest prior to the expiration of the Offer, and in-the-money warrants to purchase an aggregate of 745,000 shares of Common Stock that are either vested or will vest prior to the expiration of the Offer. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

Guideline has informed Purchaser that as of July 20, 2007, there were 21,381,812 shares of Common Stock outstanding, 333,333 shares of Preferred Stock outstanding (which are convertible into 472,627 shares of Common Stock, inclusive of accrued dividends through August 17, 2007), 1,247,998 shares of Common Stock reserved for issuance pursuant to or subject to vesting under outstanding restricted stock awards, all of which are either vested or will vest upon consummation of the Offer, 1,248,225 shares of Common Stock issuable upon exercise of in-the-money stock options that are either vested or will vest prior to the expiration of the Offer, and 745,000 shares of Common Stock issuable upon exercise of in-the-money warrants that are either vested or will vest prior to the expiration of the Offer. Based on this information, and assuming the conversion of all outstanding shares of Preferred Stock and the issuance and vesting of all shares of Common Stock subject to outstanding restricted stock awards and vested, in-the-money options and warrants, Purchaser believes that the Minimum Condition will be satisfied if Purchaser acquires at least 16,731,279 Shares on a fully-diluted basis. The Guideline shareholders that are parties to the Shareholder Support Agreements have agreed to tender a total of 12,522,820 outstanding Shares. Purchaser therefore believes that if it acquires an additional 4,208,459 Shares in the Offer, the Minimum Condition will be satisfied. If Purchaser acquires at least 300,000 shares of Preferred Stock and 8,077,343 shares of Common Stock (in addition to those outstanding shares of Common Stock that are subject to the Shareholder Support Agreements) in the Offer, it will own more than 90% of the outstanding shares of Common Stock and Preferred Stock, each as a separate class, and will be able to consummate the Merger without a Guideline shareholder meeting.

To further induce infoUSA and Purchaser to enter into the Merger Agreement, in the Merger Agreement, Guideline granted to Purchaser an option to purchase additional shares of Common Stock. Pursuant to the Merger Agreement, Guideline granted Purchaser an irrevocable option (the “Top-Up Stock Option”) to purchase that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser and infoUSA immediately prior to the exercise of the Top-Up Stock Option, will constitute more than 90% of the shares of Common Stock then-outstanding (assuming the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Common Stock Offer Price. The Top-Up Option only can be exercised if more than 90% of the shares of Preferred Stock have been tendered and accepted and, as a result of the exercise, Purchaser and infoUSA will own more than 90% of the shares of Common Stock then-outstanding. The Top-Up Option cannot be exercised for a number of shares of Common Stock exceeding (when added to those shares of Common Stock already outstanding) those authorized by Guideline’s certificate of incorporation or which would require the approval of Guideline shareholders pursuant to applicable law. If the Top-Up Stock Option is exercised by Purchaser, Purchaser will own more than 90% of the shares of Preferred Stock and 90% of the shares of Common Stock outstanding, each as a separate class, and will therefore be able to effect a short-form merger under the NYBCL. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Severance and Employment Agreements; Shareholder Support Agreement; Confidentiality Agreement”).

The Merger Agreement provides that, at any time following payment by Purchaser for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, infoUSA will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Guideline Board (and each committee of the Guideline Board and each board of directors of each Guideline subsidiary) as will give infoUSA representation on the Guideline Board equal to the product of the number of directors on the Guideline Board and the percentage that the number of Shares purchased by Purchaser bears to the number of Shares outstanding. Guideline has agreed to either increase the size of the Guideline Board or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide infoUSA with this level of representation, and to cause infoUSA’s designees to be so elected. If we elect to exercise the right, we intend to designate Vinod Gupta, Fred Vakili and Stormy Dean, each of whom is an officer of infoUSA, to serve as directors of Guideline. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 to be filed by Guideline are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit us to exert substantial influence over Guideline’s conduct of its business and operations. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

Guideline also has agreed that until the consummation of the Merger, it will use its reasonable best efforts to ensure that, in addition to the infoUSA designees to the Guideline Board, there will be at least two Continuing Directors (as defined below) on the Guideline Board. The Merger Agreement defines “Continuing Directors” as directors that are not affiliated with or designated by infoUSA and who are also “independent” as defined in the rules of the American Stock Exchange, or were elected or appointed after the date of the Merger Agreement at the recommendation of the directors who were directors on the date of the Merger Agreement or who are Continuing Directors. Until the consummation of the Merger, only the Continuing Directors may amend the Merger Agreement, and the Continuing Directors may, without the approval of the other directors (including those designated by infoUSA), take certain other actions on behalf of Guideline. If there are no Continuing Directors, no such actions may be taken. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by the NYBCL, the approval of the Merger Agreement by the requisite vote of the shareholders of Guideline. Under Guideline’s certificate of incorporation and the NYBCL, the holders of shares of Common Stock have one vote for each share of Common Stock owned of record, and the holders of shares of Preferred Stock have one vote for each share of Common Stock into which such shares of Preferred Stock could be converted. Under the NYBCL, the affirmative vote of at least 66 2/3% of outstanding Shares is required to approve the Merger Agreement and the Merger. Consequently, if the Minimum Condition is satisfied, and Purchaser completes the Offer, it will have sufficient voting power to approve the Merger Agreement and the Merger even if no other Guideline shareholder votes in favor of such approval. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

If Purchaser acquires, pursuant to the Offer, by exercising the Top-Up Stock Option or otherwise, at least 90% of the outstanding shares of Preferred Stock and outstanding shares of Common Stock, each as a separate class, Purchaser will be able to consummate the Merger without a vote of Guideline shareholders. If, however, Purchaser does not acquire at least 90% of the outstanding shares of Preferred Stock and outstanding shares of Common Stock, each as a separate class, and a vote of Guideline shareholders is required under the NYBCL, a longer period of time will be required to effect the Merger. See Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”).

While dissenters’ rights are not available in connection with the Offer, if a shareholder elects not to tender Shares in the Offer and Purchaser consummates the Offer, dissenters’ rights will be available to such shareholder in connection with the Merger, assuming the proper exercise of such rights under the NYBCL. A shareholder who properly asserts dissenters’ rights will be entitled to payment for such shareholder’s Shares based on a fair and independent appraisal. The appraised value may be more or less than the Offer Price. See Section 15 (“Certain Legal Matters and Regulatory Approvals”) and Schedule II (“Section 623 of The New York Business Corporation Law”).

Certain United States federal income tax consequences of the sale of Shares in the Offer and the conversion of Shares in the Merger are described in Section 5 (“Certain United States Tax Considerations”).

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. Any tendering shareholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form, may be subject to required back-up U.S. Federal income tax withholding on the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 5 (“Certain United States Tax Considerations”). Purchaser will pay all fees and expenses of Wells Fargo Bank, N.A., as depositary (the “Depositary”) and D.F. King & Co., Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 (“Fees and Expenses”).

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Section 1.  Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, and infoUSA will cause it to, accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as permitted by Section 4 below. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, August 17, 2007 (the “Initial Expiration Date”), unless and until Purchaser, in accordance with this Offer to Purchase and the Merger Agreement, extends the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to the other conditions set forth in Section 14 below. Purchaser reserves the right, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, to waive any of the conditions of the Offer and to make any change in the terms or conditions of the Offer in its sole discretion. However, without the consent of Guideline, infoUSA and Purchaser will not (i) decrease the Offer Price or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer in a manner adverse to Guideline shareholders, (iii) impose conditions to the Offer in addition to those set forth in the Merger Agreement, (iv) waive the Minimum Condition, or (v) extend or otherwise change the Expiration Date of the Offer (except as expressly permitted by the Merger Agreement).

If by the Initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement described below, Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (other than, without the written consent of Guideline, the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer as provided below. Additionally, infoUSA and Purchaser may extend the Offer from time to time for up to an aggregate of 15 business days if at any scheduled Expiration Date any of the conditions to the Offer have not been satisfied or in the event such extension is required by SEC rules. For purposes of the Merger Agreement and complying with the SEC rules described above, a “business day” means any day other than a Saturday, Sunday, or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

In addition to Purchaser’s rights to extend and amend the Offer, subject to the provisions of the Merger Agreement, Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of, or payment for, any tendered Shares, and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for, if any of the conditions specified in Section 14 exists or has not been satisfied. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares if any of the conditions specified in Section 14 exists or has not been satisfied without extending the period of time during which the Offer is open.

Any extension, delay, termination, waiver, or amendment will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release.

If Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent, or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date Purchaser increases or, with Guideline’s consent, decreases the consideration offered pursuant to the Offer, or, with Guideline’s consent, decreases the percentage of Shares sought in the Offer, and the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent, or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment, and in no event will dividends accrue or become payable with respect to shares of Preferred Stock after the date on which such shares of Preferred Stock are accepted for payment. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw the tendered Shares.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may provide a subsequent offering period of up to 20 business days in length following the expiration of the Offer on the Expiration Date (the “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer, (iii) Purchaser accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period.

Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its sole discretion. The same Offer Price will be paid to shareholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is provided.

Guideline has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on Guideline’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2.  Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date, provided that the conditions of the Offer set forth in Section 14 have been satisfied or waived prior to the Expiration Date. In addition, subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) all Shares validly tendered and not properly withdrawn if, as, and when Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting those payments to shareholders whose Shares have been accepted for payment. In all cases (including any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares, if such procedure is available, into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message from the Book-Entry Transfer Facility transmitted to and received by the Depositary forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry

Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (ii) the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) Purchaser may enforce such agreement against the participant.

If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights set forth herein, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to exercise and duly exercises withdrawal rights as described in Section 4, subject, however, to Purchaser’s obligation under Rule 14e-1(c) under the Exchange Act to pay for Shares tendered or return those Shares promptly after termination or withdrawal of the Offer. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any delay in making such payment, and in no event will dividends accrue or become payable with respect to shares of Preferred Stock after the date on which such shares of Preferred Stock are accepted for payment.

If, prior to the Expiration Date, Purchaser increases the consideration offered to shareholders pursuant to the Offer for their shares of Common Stock and/or Preferred Stock, such increased consideration will be paid to all shareholders whose shares of Common Stock and/or Preferred Stock, as applicable, are purchased pursuant to the Offer, even if those Shares were tendered prior to the increase in consideration.

Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more corporations directly or indirectly wholly-owned by Purchaser, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser or infoUSA of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration, termination, or withdrawal of the Offer.

Section 3.  Procedure for Tendering Shares

Valid Tender.  Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer:

(i) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date; or

(ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer

Facility’s transfer procedures. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required for Shares tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. All other tenders of Shares must have the signatures on the Letters of Transmittal guaranteed by a firm which is a bank, broker, dealer, credit union, savings association, or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the person who signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as provided above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If (a) a shareholder desires to tender Shares pursuant to the Offer and such shareholder’s Share Certificates are not immediately available, (b) time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or (c) a shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then such shareholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below on or prior to the Expiration Date; and

(iii) the Share Certificates evidencing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with the Letter of Transmittal properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the shareholder has a net long position in the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), (ii) a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of tendered Shares are received in the Depositary’s account at the Book-Entry Transfer Facility.

The method of delivery of Share Certificates and all other required documents, including through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that (i) such shareholder has a net long position in the Shares tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, and (iii) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of Shares will be deemed to have been not validly made until all defects and irregularities have been cured or waived. None of Purchaser, infoUSA, any of their affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy.  By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints Purchaser, its officers and its designees, and each of them, as the shareholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the shareholder with respect to the Shares (and such other shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies, or written consents may be given or executed (and if given or executed will not be deemed effective with respect thereto by the shareholder). Purchaser, its officers and its designees will, with respect to the Shares (and such other shares and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of the shareholder as they in their sole discretion may deem proper at any annual or special meeting of Guideline shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting, or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of shareholders or acting by written consent without a meeting.

Backup Federal Income Tax Withholding and Substitute Form W-9.  Under the “backup withholding” provisions of federal income tax law, the Depositary may be required to withhold a portion of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each shareholder surrendering Shares in the Offer, to the extent not previously provided, must provide the payer of such cash with the shareholder’s correct Taxpayer Identification Number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that the shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (“IRS”) may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Non-corporate foreign shareholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

Section 4.  Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after September 21, 2007. If the Offer expires and Purchaser chooses to provide for a Subsequent Offering Period thereafter, and all the conditions to the Offer have been met, Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered during the Subsequent Offering Period, and there will be no withdrawal rights during the Subsequent Offering Period.

For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address, and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date, or during a Subsequent Offering Period (if available), by following one of the procedures described in Section 3 hereof.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5.  Certain United States Tax Considerations

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Guideline whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Guideline. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Guideline whose Shares are held as capital assets within the meaning of Section 1221 of the Code and who do not own, directly or through attribution, 50% or more of the stock of Purchaser. This discussion does not apply to restricted stock awards, to shares of Common Stock received pursuant to the exercise of employee stock options or otherwise as compensation, to shares of Common Stock received pursuant to the exercise of warrants, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions, and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Guideline who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust, nor does it consider the effect of any foreign, state, or local tax laws.

Because individual circumstances may differ, each shareholder should consult his, her or its own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local, and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local, and foreign income tax purposes as well. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer may be subject to 28% backup withholding unless certain information is provided to the Depositary or an exemption applies.

Section 6.  Price Range of Shares; Dividends

Common Stock.  Shares of Common Stock are quoted on the OTC Bulletin Board and also traded on The Pink Sheets LLC under the symbol “GDLN.OB.” The following table sets forth, for the periods indicated,

the high and low sales prices per share of Common Stock. Share prices are as reported on the OTC Bulletin Board based on published financial sources and do not include commissions.

	High	Low

Fiscal Year Ended December 31, 2005
First Quarter	$1.85	$1.40
Second Quarter	1.50	1.15
Third Quarter	1.55	1.05
Fourth Quarter	1.29	0.90
Fiscal Year Ended December 31, 2006
First Quarter	$1.35	$1.13
Second Quarter	1.75	1.06
Third Quarter	1.60	1.15
Fourth Quarter	1.80	1.25
Current Fiscal Year Ending December 31, 2007
First Quarter	$1.64	$1.05
Second Quarter	1.32	0.96
Third Quarter (through July 20, 2007)	1.32	1.31

On June 28, 2007, the last trading day before the first public announcement of the Offer, the last reported sale price of the shares of Common Stock on the OTC Bulletin Board was $1.10 per share. On July 20, 2007, the last full trading day before we commenced the Offer, the closing price of the shares of Common Stock on the OTC Bulletin Board was $1.32. Shareholders are urged to obtain a current market quotation for the Common Stock.

Preferred Stock.  Shares of Preferred Stock are not listed on any exchange and there is no established market for such shares.

Dividends.  According to Guideline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Guideline currently does not, and does not intend to in the foreseeable future, pay dividends on its Common Stock. Guideline is restricted from paying dividends on its Common Stock under the terms of its debt agreements, including, without limitation, a senior credit facility.

The holders of shares of Preferred Stock are entitled to receive cumulative dividends, prior and in preference to any declaration or payment of any dividend on Common Stock, at the rate of 8% per annum on the original purchase price of $1.50 for the shares of Preferred Stock, payable through the issuance of additional shares of Preferred Stock or, in certain circumstances, cash. According to Guideline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, during the years ended December 31, 2006 and December 31, 2005, Guideline recorded dividends on the Preferred Stock of $64,000 and $40,000, respectively. On December 31, 2006 and December 31, 2005, accrued dividends amounted to $174,000 and $110,000, respectively.

Pursuant to the Merger Agreement, Guideline is not permitted to declare, set aside, or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for (i) dividends paid by direct or indirect wholly-owned subsidiaries to Guideline or another of its wholly-owned subsidiaries with respect to capital stock and (ii) dividends payable on the Preferred Stock (which, to the extent unpaid as of the completion of the Offer, will be reflected in the Preferred Stock Offer Price).

Section 7.  Effect of the Offer on the Market for Common Stock and Exchange Act Registration

The purchase of shares of Common Stock pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly and will reduce the number of holders of Common Stock, which could adversely affect the liquidity and market value of the remaining shares of Common Stock held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Common Stock or whether such reduction would cause future market prices to be greater or less than the Common Stock Offer Price.

Trading on the OTC Bulletin Board and The Pink Sheets LLC.  Purchaser intends to and will cause the Common Stock to cease to be authorized for quotation and traded on the OTCBB and The Pink Sheets as soon as the requirements for such termination are met.

Exchange Act Registration.  The Common Stock is currently registered under the Exchange Act. The purchase of shares of Common Stock pursuant to the Offer may result in the Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the Common Stock may be terminated upon application by Guideline to the SEC if the Common Stock is not listed on a “national securities exchange” and there are fewer than 300 record holders of Common Stock. Termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by Guideline to its shareholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a), no longer applicable to Guideline. If the Common Stock is no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Guideline. Furthermore, the ability of “affiliates” of Guideline and persons holding “restricted securities” of Guideline to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Purchaser intends to and will cause Guideline to apply for termination of registration of the Common Stock under the Exchange Act as soon after the completion of the Merger as the requirements for such termination are met.

Section 8.  Certain Information Concerning Guideline

General.  Guideline is a New York corporation with its principal executive office located at 625 Avenue of the Americas, New York, New York 10011. The telephone number for Guideline is (212) 645-4500. According to Guideline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Guideline is a single-source provider of customized business research, analysis and integrated solutions that enable clients to make informed decisions to address their critical business needs.

Financial Information.  Consolidated financial statements (including notes thereto) of Guideline can be found in Guideline’s Annual Report on Form 10-K for the year ended December 31, 2006. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

Available Information.  The Common Stock is registered under the Exchange Act. Accordingly, Guideline is subject to the informational reporting requirements of the Exchange Act and, in accordance with such requirements, is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements, and other information can be inspected at, or obtained by mail at prescribed rates from, the Office of Public Reference maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Guideline’s filings also are available to the public on the SEC’s web site (http://www.sec.gov).

Except as otherwise set forth in this Offer to Purchase, the information concerning Guideline contained herein has been furnished by Guideline or has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither Purchaser nor infoUSA has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor infoUSA takes any responsibility for the accuracy, validity, or completeness of the information contained in such reports and other documents or for any failure by Guideline to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or infoUSA.

Section 9.  Certain Information Concerning Purchaser and infoUSA

General.  Purchaser, a New York corporation incorporated in June 2007 and a direct wholly-owned subsidiary of infoUSA, was organized in connection with the Offer. Purchaser has one class of authorized capital stock (common stock) and no long-term debt. Purchaser has not carried on any activities to date other than in connection with the Merger Agreement and the Offer. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or will engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger Agreement. The principal executive office of Purchaser is located at 5711 South 86th Circle, Omaha, Nebraska 68127. The telephone number at such office is (402) 593-4500.

infoUSA is a Delaware corporation with its principal executive office located at 5711 South 86th Circle, Omaha, Nebraska 68127. The telephone number at such office is (402) 593-4500. infoUSA compiles and updates an accurate and comprehensive proprietary database of 15 million businesses in the United States and Canada and over 200 million individuals in the United States and Canada.

The name, business address, present principal occupation or employment, five-year employment history, and citizenship of each of the directors and executive officers of infoUSA and Purchaser are set forth in Schedule I hereto.

As a result of the Shareholder Support Agreements, infoUSA and Purchaser may each be deemed to beneficially own a total of 15,018,659 shares of Common Stock (which includes 12,189,487 outstanding shares of Common Stock; 333,333 outstanding shares of Preferred Stock, which are convertible into 472,627 shares of Common Stock, inclusive of accrued dividends through August 17, 2007; 875,026 shares of Common Stock issuable pursuant to or subject to vesting under restricted stock awards, which are either vested or will vest upon consummation of the Offer; 400,000 shares of Common Stock issuable upon exercise of in-the-money options that are vested or will vest prior to the expiration of the Offer; and 745,000 shares of Common Stock issuable pursuant to warrants that are vested or will vest prior to the expiration of the Offer) subject to such Shareholder Support Agreements. Based on information provided by Guideline in the Merger Agreement, the outstanding Shares that are subject to the Shareholder Support Agreements (not including options, warrants or shares of Common Stock subject to restricted stock awards) constitute approximately 59% of the outstanding Shares. Assuming certain conditions described in the Merger Agreement are met, infoUSA and Purchaser also have the right to purchase additional shares of Common Stock upon exercise of the Top-Up Stock Option. infoUSA and Purchaser disclaim beneficial ownership of the Shares subject to the Shareholder Support Agreements and issuable upon exercise of the Top-Up Stock Option.

Except as described in this Offer to Purchase, none of infoUSA, Purchaser, or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or wholly-owned or majority-owned subsidiary of infoUSA, Purchaser, or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any Shares. Except as described in this Offer to Purchase, none of infoUSA, Purchaser, or, to the best of their knowledge, any of the persons or entities referred to above, or any of the respective executive officers, directors, or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the past sixty (60) days.

Except as described in this Offer to Purchase, none of infoUSA, Purchaser, or, to the best of their knowledge, any of the persons listed on Schedule I, has had any business relationships, arrangements, or transactions with Guideline or any of its executive officers, directors, or affiliates that are required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as described in this Offer to Purchase, there have been no contacts, negotiations, or transactions between any of infoUSA, Purchaser or, to the best knowledge of infoUSA and Purchaser, any of the persons listed on Schedule I, on the one hand, and Guideline or its affiliates, on the other hand, concerning a merger, consolidation, or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

Except as described in this Offer to Purchase, during the last five years, none of infoUSA, Purchaser, or, to the best knowledge of infoUSA and Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Financial Information.  infoUSA and Purchaser believe that the financial conditions of infoUSA, Purchaser and their affiliates are not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because (i) the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition, and infoUSA has adequate capital availability to complete the Offer, (iii) infoUSA is a public reporting company that files reports electronically on EDGAR, and (iv) the Offer is for all outstanding Shares. If the Offer is consummated, the Merger Consideration payable in the subsequent Merger is the same as the Offer Price. Nonetheless, consolidated financial statements (including notes thereto) of infoUSA for the fiscal year ended December 31, 2006 can be found in infoUSA’s Annual Report on Form 10-K for the year ended December 31, 2006. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

Available Information.  infoUSA is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements, and other information can be inspected at, or obtained by mail at prescribed rates from, the Office of Public Reference maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. infoUSA’s filings also are available to the public on the SEC’s web site (http://www.sec.gov). Pursuant to Rule 14d-3 under the Exchange Act, infoUSA and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied as set forth above. Material information concerning the Offer as required by New York statutes is available to Guideline shareholders who are New York residents upon request submitted to infoUSA at 5711 South 86th Circle, Omaha, Nebraska 68127, attention Chief Financial Officer.

Information for New York Residents.  The New York Security Takeover Disclosure Act (the “Takeover Disclosure Act”) sets forth certain information that must be disclosed to record owners of equity securities of a target company that are listed as having addresses of record in the State of New York. The information contained in this Offer to Purchase is intended to be responsive to the disclosure requirements of the Takeover Disclosure Act. Certain additional information required by the Takeover Disclosure Act is not contained in this Offer to Purchase but is contained in the Registration Statement filed by infoUSA with the State of New York on July 23, 2007 (including the attachments and exhibits thereto), which is available free of charge upon request submitted to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or to infoUSA at 5711 South 86th Circle, Omaha, Nebraska 68127, attention Chief Financial Officer.

Except as otherwise described in this Offer to Purchase, neither Purchaser nor infoUSA is aware of any potential impact of the Offer on the residents of the State of New York, including any material change in the location of Guideline’s offices or business activities within New York; any plant or facility relocation; any significant reduction in workforce at an individual plant or facility; any material change in the number, job classification, compensation, or other terms and conditions of employment of Guideline’s employees in the State of New York; any material change in the relationships of Guideline with suppliers or customers in New York; or any other material changes in Guideline’s business, corporate structure, management, personnel or activities that would have a substantial impact on residents of New York. In the past five years, neither infoUSA nor Purchaser has settled any claim regarding, been the subject of any amendment regarding, or been found in any final adjudication to be in violation of, the National Labor Relations Act, the Fair Labor Standards Act, or the Employee Retirement and Income Security Act.

Section 10.  Source and Amount of Funds

Neither the Offer nor the Merger are conditioned upon infoUSA’s or Purchaser’s ability to obtain financing. Assuming that holders of Options elect to receive cash payment for such Options, rather than exercise their Options and tender the shares of Common Stock issued upon such exercise in the Offer, and assuming that all holders of Warrants utilize a net exercise election after the Merger, rather than exercise their Warrants and tender the shares of Common Stock issued upon such exercise in the Offer, infoUSA and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares in the Offer and the Merger will be approximately $32.9 million, plus any related transaction fees and expenses and costs of retiring Guideline’s indebtedness. If holders of Options exercise such Options and tender the shares of Common Stock issuable upon exercise in the Offer, the funds required to consummate the Offer will increase, the funds required to consummate the Merger will decrease, and the exercise price paid by such Option holders upon exercise will, as an indirect result of the acquisition of Guideline by Purchaser, become the property of infoUSA. Similarly, if holders of Warrants exercise such Warrants and tender the shares of Common Stock issuable upon exercise in the Offer, the funds required to consummate the Offer will increase, the funds required to consummate the Merger will decrease, and the exercise price paid by such Warrant holders upon exercise will, as an indirect result of the acquisition of Guideline by Purchaser, become the property of infoUSA.

The closing of the Offer and the Merger are not subject to any financing contingencies. infoUSA and Purchaser intend to obtain some or all of the necessary funds by drawing on amounts available under infoUSA’s existing credit facility with Wells Fargo Bank, N.A. Such amounts are available to infoUSA for general business purposes, including the consummation of the Offer and the Merger, which is permitted under the terms of the amended and restated credit agreement evidencing the credit facility. The amended and restated credit agreement pursuant to which such funds will be borrowed was filed as Exhibit 4.1 to the Form 8-K filed by infoUSA on February 21, 2006, which is incorporated herein by reference.

infoUSA anticipates that the indebtedness incurred in connection with the Offer and the Merger will be repaid from funds generated internally by infoUSA and its subsidiaries and from other sources, which may include the sale of non-core assets or the sale of securities in the capital markets. No final decisions have been made concerning the method that infoUSA will employ to repay such indebtedness. Such decisions when made will be based on infoUSA’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and economic conditions.

Section 11.  Background of The Offer; Contacts With Guideline

infoUSA has made numerous acquisitions in the past decade to expand the markets it serves, increase revenues, and enhance its strategic positions in its industries. In December 2006, infoUSA acquired Opinion Research Corporation, a publicly held provider of research services to governments and commercial clients in North America, Europe and Asia.

At the end of December 2006, infoUSA indicated to DeSilva & Phillips, its financial advisor with respect to Opinion Research Corporation and certain other previous transactions, that it was potentially interested in additional acquisitions, and DeSilva & Phillips suggested Guideline as a potential acquisition opportunity. Following conversations between DeSilva & Phillips and Guideline on January 2, 2007, Guideline sent a confidentiality agreement to infoUSA. On January 3, 2007, Mr. Walke had a telephone conversation with Vinod Gupta, the Chief Executive Officer of infoUSA, regarding a potential acquisition of Guideline and Messrs. Walke and Gupta agreed to talk again within a few weeks.

On February 3, 2007, Mr. Walke and Mr. Gupta met in Miami, Florida to discuss a potential transaction and agreed to meet again in a few weeks.

On February 15, 2007, infoUSA and Guideline entered into a non-disclosure agreement, and on February 21 and 22, 2007, Mr. Walke and Marc Litvinoff, Guideline’s President, met with Mr. Gupta and other members of infoUSA’s management team. Following these meetings, on February 22, 2007, infoUSA sent a letter to Guideline expressing interest in potentially acquiring Guideline in the price range of $1.35 to $1.40 per share, and noting an estimated total transaction cost to infoUSA (including payoff of debt of Guideline) of approximately $35 million.

On February 28, 2007, a representative of Guideline notified Mr. Gupta that Guideline would be willing to enter into an exclusivity agreement of up to 30 days in duration, but that infoUSA would need to increase its offer price. On March 2, 2007, Mr. Gupta notified a representative of Guideline that he would seek approval from his board of directors for a bid of $1.45 per share, which he obtained.

On March 6, 2007, a conference call was convened among infoUSA and Guideline and representatives of DeSilva & Phillips, McColl Partners, LLC (infoUSA’s financial advisor), Robins, Kaplan, Miller & Ciresi L.L.P. (infoUSA’s legal advisor) and Kane Kessler, P.C. (Guideline’s legal advisor) to discuss and agree on an action plan for the process going forward. During that call, it was agreed that Guideline would grant infoUSA a 30-day exclusivity period, beginning March 12, 2007, due diligence requests would be submitted by or on behalf of infoUSA, and representatives of infoUSA, Robins, Kaplan Miller & Ciresi L.L.P. and McColl Partners, LLC would be granted access to Guideline’s virtual data room. On March 12, 2007, infoUSA and Guideline executed an exclusivity letter.

As part of infoUSA’s due diligence, management of Guideline and infoUSA met in person at Guideline’s offices on March 22, 2007, and infoUSA’s financial staff and its outside accountants met with Guideline at Guideline’s offices on March 26 and 27, 2007. On April 5, 2007, Robins, Kaplan, Miller & Ciresi L.L.P. sent a draft Merger Agreement to the Special Committee of Guideline’s Board of Directors and Kane Kessler, P.C. Due diligence continued until April 12, 2007, when Mr. Walke had a meeting with Mr. Gupta, during which they disagreed on a number of business issues relating to the transaction. Following that meeting, further discussions between the parties ceased. Shortly thereafter, however, discussions resumed with both parties agreeing that there may be a basis for a transaction. On April 26, 2007, infoUSA submitted a letter to the Special Committee of Guideline’s Board of Directors reaffirming its interest in pursuing an acquisition of Guideline on the same terms previously discussed, subject to infoUSA satisfying itself that it could retain certain executives of Guideline and be assured of an orderly management transition upon consummation of the transaction.

On May 3, 2007, Ms. Paolillo, on behalf of the Special Committee, began a direct dialogue with Mr. Gupta and sought confirmation of the price infoUSA was offering. On May 10, 2007, Mr. Gupta told Ms. Paolillo that infoUSA would not offer more than $1.35 per share based on, among other things, a significant deferred revenue adjustment by Guideline and higher than anticipated employee retention and severance costs, all of which caused higher total transaction costs than originally estimated. The Special Committee of Guideline’s Board of Directors agreed to proceed with infoUSA at this price and grant a new exclusivity period, and on May 16, 2007 the parties entered into an agreement extending the exclusivity period through June 22, 2007. During the months of May and June 2007, infoUSA continued its due diligence of Guideline, and Guideline, Kane Kessler, P.C., infoUSA and Robins, Kaplan, Miller & Ciresi L.L.P. had frequent discussions and negotiations regarding the Merger Agreement, including the conditions to the closing of the Offer and the Merger, the interim covenants, the non-solicitation provisions, and the amount and circumstances under which a termination fee would be payable. During this period, a number of drafts of the Merger Agreement were negotiated and exchanged by the parties. Also during May and June 2007, infoUSA commenced negotiating various employee-related agreements with certain members of management, including separation agreements for Messrs. Walke and Stone, a new employment agreement for Mr. Litvinoff, and shareholder support agreements with nine of Guideline’s largest shareholders.

Followings meetings of the Board and Special Committee to approve the Offer and the Merger, during the evening of June 27 and the day of June 28, 2007, representatives of infoUSA, Robins, Kaplan, Miller & Ciresi L.L.P., Guideline and Kane Kessler, P.C. finalized the Merger Agreement. Thereafter, on the afternoon of June 28 after the close of the financial markets in New York, infoUSA, Purchaser and Guideline executed the Merger Agreement and issued a joint press release announcing the transaction. At the same time, infoUSA entered into shareholder support agreements with the nine shareholders that had been contacted (representing approximately 59% of the outstanding Shares). Also on June 28, Guideline entered into separation agreements with Mr. Walke and Mr. Stone, and, on June 29, entered into a new employment agreement with Mr. Litvinoff.

On July 23, 2007, Purchaser commenced the Offer.

Section 12.  Purpose of The Offer; Plans For Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement

Purpose of the Offer

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Guideline. Based on the recommendation of the Special Committee, the Guideline Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that each of the Offer and the Merger is fair to and in the best interests of holders of Shares, and recommended that holders of Shares accept the Offer and tender their Shares.

Plans for Guideline After the Offer

Once the Offer is consummated, and in compliance with the rules of the SEC, it is the intention of infoUSA and Purchaser to terminate the registration of the Common Stock under the Exchange Act, and to cause Guideline to take all actions necessary to cause the Common Stock to cease to be authorized for quotation and traded on the OTC Bulletin Board and The Pink Sheets.

If the Offer is successful, infoUSA and Purchaser intend to consummate the Merger as promptly as practicable. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the Guideline shareholders’ meeting even if no other Guideline shareholder votes in favor of such approval. If Purchaser acquires at least 90% of the shares of Preferred Stock and shares of Common Stock, each as a separate class, whether through the Offer or by exercising the Top-Up Stock Option, the Merger may be consummated without a shareholder meeting and without the approval of Guideline shareholders. Assuming the holders of all outstanding options and warrants to purchase shares of Common Stock elect not to exercise such options and warrants prior to the expiration of the Offer, and assuming the tender of all outstanding Shares owned by the parties to the Shareholder Support Agreements, Purchaser believes it will need to acquire an additional 8,077,343 shares of Common Stock pursuant to the Offer to reach the 90% ownership level necessary to effect such a “short-form” merger.

Following consummation of the Offer, Purchaser will have the power as a majority shareholder of Guideline to take such steps as are necessary to assure that designees of infoUSA or Purchaser constitute a majority or more of the directors on the Guideline Board, including the designation of new directors to the Guideline Board, subject only to certain limitations set forth in the Merger Agreement. Additionally, pursuant to the terms of the Merger Agreement, Purchaser will be entitled, promptly upon the acceptance for payment of, and payment by Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, to designate directors to the Guideline Board. If we elect to exercise this right, we intend to designate Vinod Gupta, Fred Vakili and Stormy Dean, each of whom is an officer of infoUSA, to serve as directors of Guideline. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 to be filed by Guideline are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit us to exert substantial influence over Guideline’s conduct of its business and operations. Following the consummation of the Merger, infoUSA will designate all directors on the Guideline Board.

Following consummation or termination of the Offer, Purchaser reserves the right, but has no current intention, to acquire Shares in open market or negotiated transactions. There can be no assurance that Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to shareholders who do not tender their Shares in the Offer.

Purchaser is not offering to acquire outstanding options or warrants in the Offer. Pursuant to the Merger Agreement, as of the closing of the Merger, all options will accelerate and become fully vested. All options that have an exercise price below the Common Stock Offer Price will be cancelled in exchange for the payment of the excess, if any, of the Common Stock Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld. All options which have an exercise price above the Common Stock Offer Price will be terminated. Pursuant to the Merger Agreement, as of the closing of the Merger, all warrants will represent only the right to receive the Common Stock Offer Price for the shares of Common Stock subject to such warrants, subject to surrender of the warrant and payment of the applicable exercise price or exercise of the net exercise election (if any) contained in such warrant. Of course, any holder of a vested option or warrant may exercise such option or warrant and tender the shares of Common Stock issued upon such exercise in the Offer, rather than receive the payments described above, but doing so may require the holder to pay to Guideline the exercise price as specified in the applicable option or warrant agreement, and will not affect the amount (net of exercise) that will be received by such holder.

Following the Merger, Guideline will be a direct wholly-owned subsidiary of infoUSA. Neither infoUSA nor Purchaser has discussed with Guideline’s key management personnel, nor reached any agreement with respect to, the terms of such personnel’s continued employment, except for the agreements described in this Section 12 of this Offer to Purchase. infoUSA intends, upon acquiring control of Guideline, to continue its review and evaluation of Guideline and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management, and personnel. Generally, infoUSA intends to integrate Guideline’s business into infoUSA’s business, with a view to achieving operating efficiencies and cost savings while maintaining and enhancing customer service. After infoUSA concludes its review of Guideline, it is possible that infoUSA might modify some of its current plans.

Except as otherwise described in this Offer to Purchase, Purchaser has no current plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving Guideline, (ii) a sale or transfer of a material amount of assets of Guideline, (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of Guideline, (iv) any change in the Guideline Board or the management of Guideline, including but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the Guideline Board, or change any material term of the employment contract of any executive officer, or (v) any other material or major change in the Guideline corporate structure, business management personnel or policies of employment.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Capitalized terms used in this section of the Offer to Purchase but not otherwise defined have the meanings assigned to them in the Merger Agreement. In particular, the term “Material Adverse Effect”, when used in reference to Guideline, means any event, change or effect that, individually or in the aggregate with other events, changes or effects, (i) would have or would reasonably be expected to have a material and adverse effect on the business, assets, liabilities, results of operations or financial condition of Guideline and its subsidiaries, taken as a whole, or (ii) would prevent or prohibit Guideline from consummating the Offer and the Merger; provided, however, that a Guideline Material Adverse Effect shall not include any event, change or effect directly or indirectly arising out of or attributable to (s) any changes in the market price or trading volume of its Common Stock, (t) any changes in the general economy, financial market or political conditions in the United States or global economy as a whole, (u) economic or regulatory conditions in the industry or industries in which Guideline or any of its subsidiaries operates to the extent that it does not disproportionately affect Guideline and its subsidiaries, taken as a whole, (v) the public announcement of, or the public or industry knowledge relating to, the execution of the Merger Agreement and the transactions contemplated thereby (including, without limitation, actual or threatened actions or inactions of employees, customers or vendors), (w) changes in GAAP or changes in the interpretation thereof, (x) the existence of, or the taking of any action required or permitted by, the Merger Agreement, or the taking of any action by Guideline that has been approved in writing by infoUSA or (y) any changes, events or conditions relating to any act of terrorism, war, national or international calamity or any similar event. When used in reference to infoUSA, the term “Material Adverse Effect” means any effect, event or change that would prevent or prohibit infoUSA and Purchaser from consummating the Offer and the Merger.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement.  This summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms of and information contained in the Merger Agreement should not be viewed as disclosures about infoUSA or Guideline without also giving consideration to the entirety of public disclosure by infoUSA and Guideline as set forth in their respective reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights of, and allocate risks between, the parties in relation to the Offer and the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Offer and the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties.

The Offer.  The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable but no later than 15 business days after the date of the Merger Agreement. The initial expiration date of the Offer is 20 business days after the commencement of the Offer. The Offer is conditioned upon satisfaction of the Minimum Condition, as well as the other conditions set forth in Section 14 below. infoUSA and Purchaser reserve the right to amend or modify the terms of the Offer, except that, without the prior written consent of Guideline, infoUSA and Purchaser will not (i) decrease the Offer Consideration or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer set forth in Annex A to the Merger Agreement in a manner adverse to the holders of Shares, (iii) impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, (iv) waive the Minimum Condition, or (v) extend or otherwise change the expiration date of the Offer, except as described below. Purchaser has the option to extend the Offer for up to 15 business days if at the expiration date any of the conditions to the Offer have not been satisfied. Additionally, if all of the conditions to the Offer have been satisfied, but there have not been validly tendered and not properly withdrawn Shares that represent at least 90% of the number of outstanding Shares (on a fully-diluted basis) as of such date, Guideline may provide for a subsequent offering period for up to 20 business days, for the purpose of reaching the 90% threshold. infoUSA and Purchaser can also extend the Offer if required by applicable SEC rules and regulations.

The Merger.  The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the shareholders of Guideline, if necessary, and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into Guideline, in accordance with the NYBCL. Guideline will be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of New York (the “Effective Time”). At the Effective Time, the separate corporate existence of Purchaser will cease, all the properties, rights, privileges, powers, and franchises of Guideline and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, and duties of Guideline and Purchaser will become the debts, liabilities, and duties of the Surviving Corporation. The Merger Agreement provides that the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable law, provided, however, that the certificate of incorporation of the Surviving Corporation will be amended to change the name of the Surviving Corporation to “Guideline, Inc.” The Merger Agreement also provides that the Bylaws of the Guideline will be the bylaws of the Surviving Corporation until amended in accordance with applicable law. The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation. The officers of Guideline at the Effective Time will be the initial officers of the Surviving Corporation.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of Guideline, infoUSA, and Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of certain conditions, including the following: (i) Guideline will have obtained the approval of at least 66 2/3% of the Shares of Guideline entitled to vote, if required by the NYBCL, (ii) no governmental authority will have enacted, issued, promulgated, enforced, entered any law, rule, regulation order, decree, judgment, injunction, or ruling that has the effect of preventing or prohibiting consummation of the Merger, (iii) all necessary material consents, approvals, permits of, authorizations from, notifications to, and filings with any governmental authorities in connection with the Merger will have been made, and (iv) Purchaser will have accepted for purchase and purchased all of the Shares properly tendered and not withdrawn pursuant to the terms and conditions of the Offer.

Conversion of Shares.  Pursuant to the Merger Agreement, as of the Effective Time, (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned directly by infoUSA, Purchaser, or any other subsidiary of infoUSA, shares held by Guideline as treasury stock, and shares owned by shareholders who have properly exercised dissenters’ rights under the NYBCL) will be converted into the right to receive the Common Stock Offer Price (the “Common Stock Merger Consideration”), (ii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares owned directly by infoUSA, Purchaser, or any other subsidiary of infoUSA, shares held by Guideline as treasury stock, and shares owned by shareholders who have properly exercised dissenters’ rights under the NYBCL) will be converted into the right to receive the Preferred Stock Offer Price (the “Preferred Stock Merger Consideration” and, along with the Common Share Merger Consideration, the “Merger Consideration”), (iii) each Share held directly by infoUSA, Purchaser, or any other subsidiary of infoUSA and each Share held by Guideline as treasury stock immediately prior to the Effective Time will be cancelled, and no payment will be delivered for such Shares, and (iv) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation. Shareholders who perfect their dissenters’ rights under the NYBCL, as described in Section 15, will be entitled to the fair value of their shares determined in accordance with the NYBCL.

Conversion and Termination of Guideline Options and Termination of Guideline Stock Option Plans. Immediately prior to the Effective Time, each Option outstanding under Guideline’s 1996 Stock Option Plan and 2003 Stock Incentive Plan (the “Stock Option Plans”) will become immediately vested and exercisable in full, and at the Effective Time, all Options will be cancelled. Each holder of an Option will be entitled to receive in settlement of such Option, as promptly as practicable (but which infoUSA expects to be in no event later than ten days following the Effective Time), a cash payment equal to the product of (i) the total number of shares of Common Stock otherwise issuable upon exercise of such Options, and (ii) the excess, if any, of the Common Stock Merger Consideration per share less the applicable exercise price of such Options. Holders of Options that have an exercise price greater than the Common Stock Merger Consideration thus will not receive payment for such Options. Option holders subject to Section 16(a) of the Exchange Act will be paid as soon as such payment can be made without liability to such holder under Section 16(b) of the Exchange Act. The Stock Option Plans will be terminated as of the Effective Time.

Conversion of Warrants.  From and after the Effective Time, each outstanding Warrant to purchase shares of Common Stock (other than the Options and the Top-Up Option) shall represent only the right to acquire and receive, upon exercise thereof in accordance with its terms, the Merger Consideration payable in respect of the number of shares of Common Stock issuable upon exercise of the Warrant immediately prior to the Effective Time.

Guideline’s Board of Directors.  The Merger Agreement provides that, at any time following payment by Purchaser for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, infoUSA will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Guideline Board (and each committee of the Guideline Board and each board of directors and board committees of each Guideline subsidiary) as will give infoUSA representation on the Guideline Board equal to the product of (i) the number of directors on the Guideline Board (after giving effect to such new directors designated by infoUSA) and (ii) the percentage that the number of Shares purchased by Purchaser bears to the number of

Shares outstanding. Guideline has agreed to either increase the size of the Board or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide infoUSA with this level of representation, and to cause infoUSA’s designees to be so elected.

Until the Effective Time, Guideline will use reasonable efforts to ensure that, in addition to the infoUSA designees to the Guideline Board, there will be at least two Continuing Directors (as defined below) on the Guideline Board. The Merger Agreement defines “Continuing Directors” as directors of Guideline not affiliated with infoUSA who were not designated by infoUSA and (a) were “independent” as defined in the rules of the American Stock Exchange, or (b) were elected subsequent to the date hereof by, or on the recommendation of, either directors who were directors on the date of the Merger Agreement or the Continuing Directors. Until the Effective Time, the unanimous approval of the Continuing Directors is required to authorize (i) any amendment or termination of the Merger Agreement or abandonment of the Merger by Guideline or the Guideline Board, (ii) any amendment to the certificate of incorporation or Bylaws of Guideline, other than as contemplated by the Merger Agreement, (iii) any extension by Guideline or the Guideline Board of the time for the performance of any of the obligations or other acts of infoUSA or Purchaser, including any extension of the closing of the Merger or any extension of the Effective Time of the Merger to any time subsequent to the time of filing of the Certificate of Merger, (iv) any waiver of any of Guideline’s rights under the Merger Agreement, or (v) any Adverse Recommendation Change (as defined below). Such authorization will constitute the authorization of the Guideline Board, even if the Continuing Directors do not constitute a majority of all directors then in office. If no Continuing Directors are in office, none of the actions described above may be taken.

Subject to Section 14(f) of the Exchange Act and Rule 14f-1, Guideline has agreed to promptly take all actions required in order to fulfill its obligations to effect election of infoUSA’s designees, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 with its Solicitation/Recommendation Statement on Schedule 14D-9.

Proxy Statement.  As promptly as practicable following the purchase of Shares pursuant to the Offer, if shareholder approval of the Merger is required by the NYBCL, Guideline will prepare and file a proxy statement with the SEC, and each party will use its commercially reasonable efforts, after consultation with the other parties to the Merger Agreement, to respond to the comments of the SEC, if any, in connection with the proxy statement, and to cause the proxy statement to be mailed to Guideline shareholders at the earliest practicable date.

Shareholders’ Meeting.  Pursuant to the Merger Agreement, Guideline will, if required by the NYBCL in order to consummate the Merger, duly call, give notice of, convene, and hold a special meeting of its shareholders promptly following the purchase of Shares pursuant to the Offer for the purpose of approving the Merger Agreement and the Merger. infoUSA and Purchaser have agreed that, prior to the Effective Time, they will not sell, transfer, or otherwise dispose of any Shares indirectly or directly acquired by them pursuant to the Offer, and will vote such Shares in favor of the Merger Agreement and the Merger. If the Minimum Condition is satisfied and Purchaser has accepted and paid for a number of validly tendered and not properly withdrawn Shares that satisfy the Minimum Condition, Purchaser will have sufficient voting power to approve the Merger Agreement and the Merger, even if no other shareholder votes in favor of the Merger Agreement and the Merger.

Statutory Merger.  In the event that Purchaser acquires at least 90% of the shares of Common Stock and Preferred Stock, each as a separate class, infoUSA, Purchaser, and Guideline will take all necessary and appropriate action to cause the Merger to become effective in accordance with the NYBCL as soon as reasonably practicable after the expiration of the Offer, without a meeting of Guideline shareholders.

No Solicitation.  Guideline and its subsidiaries have agreed that they will not, and will use reasonable best efforts to cause their representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than infoUSA, Purchaser or representatives of infoUSA) regarding an Acquisition Proposal, (iii) furnish to any party

(other than infoUSA, Purchaser or representatives of infoUSA) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal. The Guideline Board and the Special Committee may furnish information to or engage in discussions or negotiations with any third party that makes an Acquisition Proposal if (a) Purchaser has not yet accepted for payment and paid for Shares in the Offer, (b) the Guideline Board determines in good faith after consultation with its outside legal counsel, that failing to take such action would create a reasonable likelihood of a breach of its fiduciary duties to Guideline’s shareholders under applicable Law, (c) the Acquisition Proposal constitutes a Superior Proposal (as defined below), (d) prior to furnishing such information to, or engaging in discussions or negotiations with, such party, Guideline receives from such party an executed confidentiality agreement with terms no less favorable to Guideline, in all material respects, than those contained in the Confidentiality Agreement (as described below), and (e) Guideline notifies infoUSA not less than three business days prior to taking such action, identifying the party making the proposal and describing the material terms of the proposal.

The Guideline Board has agreed not to withdraw (or modify in a manner adverse to infoUSA or Purchaser) or propose publicly to withdraw (or modify in a manner adverse to infoUSA or Purchaser) the recommendation of the Guideline Board regarding the Offer and the Merger, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (other than an Acquisition Proposal made by infoUSA). The Guideline Board may, however, withdraw its support for the Offer and its approval of the Merger Agreement and Merger and recommend the approval or adoption of an Acquisition Proposal (such action is defined as an “Adverse Recommendation Change”) if (i) the Guideline Board determines in good faith after consultation with its outside legal counsel that the failure to make such an Adverse Recommendation Change would create a reasonable likelihood of a breach of its fiduciary duties to Guideline’s shareholders under applicable law, (ii) Guideline shall have complied in all respects with the non-solicitation covenants contained in Section 5.10 of the Merger Agreement (other than immaterial failures to comply that do not prejudice infoUSA or infoUSA in any respect), (iii) Guideline shall have given infoUSA at least three business days prior written notice of its intent to make an Adverse Recommendation Change and, in the event such Adverse Recommendation Change is the result of having received an Acquisition Proposal, attaching a description (if applicable) of all material terms and conditions of such Acquisition Proposal, (iv) during such three business day period, Guideline engages in good faith negotiations with infoUSA with respect to such changes to the terms of the Offer, the Merger and the Merger Agreement as may be proposed by infoUSA, and (v) if applicable, Guideline does not receive from infoUSA a definitive and binding offer to enter into a definitive agreement which the Guideline Board determines, in good faith in consultation with its financial advisors, is at least as favorable to Guideline’s shareholders as the Acquisition Proposal.

If an Acquisition Proposal is a Superior Proposal, the Guideline Board can, subject to compliance with the procedures described above and the payment of required termination-related fees, terminate the Merger Agreement and withhold its support for the Offer and the Merger.

The Merger Agreement defines an “Acquisition Proposal” as any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition of 10% or more of the total assets of Guideline and its subsidiaries, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition of 10% or more of any class of equity securities of Guideline or any of its subsidiaries, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any party beneficially owning 10% or more of any class of equity securities of Guideline or any of its subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving Guideline or any of its subsidiaries, or (v) any public announcement of an agreement, proposal or plan to do any of the foregoing, other than the Offer and the Merger. A “Superior Proposal” is defined in the Merger Agreement as any bona fide Acquisition Proposal by a third party that the Guideline Board determines in its good faith judgment, after consultation with an independent financial advisor, to be more favorable to and in the best interests of Guideline’s shareholders, taking into account (a) all the terms and conditions of such Acquisition Proposal and the Merger Agreement (including any proposal or offer by infoUSA to amend the terms of the Merger Agreement during the three business day period referred to above) and (b) all financial, regulatory, legal and other aspects of such proposal, and that the Guideline Board has concluded in good faith is reasonably capable of being consummated in a timely manner; provided, however, that if the Acquisition Proposal consists entirely of cash consideration, and the conditions to infoUSA’s obligation to close the Merger are, in the opinion of the Guideline Board determined in good faith after consultation with Guideline’s legal counsel, no more onerous to Guideline and its shareholders than those contained in such Acquisition Proposal, such Acquisition Proposal shall not be considered a “Superior Proposal” unless the per share cash consideration payable to holders of shares of Common Stock and Preferred Stock represented by the Acquisition Proposal exceeds the Common Stock Offer Price and Preferred Stock Offer Price, respectively (or such greater amount as infoUSA and Purchaser may have offered in response to the Acquisition Proposal); provided, further, that for purposes of the definition of “Superior Proposal,” the references in the definition of “Acquisition Proposal” to “ten percent (10%)” shall be deemed to be a reference to “at least fifty percent (50%).”

Top-Up Option.  Under the Merger Agreement, infoUSA has been granted a Top-Up Option to purchase that number of shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by infoUSA and Purchaser, will constitute more than 90% of the shares of Common Stock then outstanding on a fully-diluted basis (assuming the issuance of the shares of Common Stock issued upon exercise of the Top-Up Option), at the Common Stock Offer Price. The Top-Up Option cannot be exercised unless more than 90% of the shares of Preferred Stock have been tendered and accepted in the Offer. The Top-Up Option also cannot be exercised if the number of shares of Common Stock to be issued would require the approval of Guideline shareholders under applicable Law or would exceed the number of shares of Common Stock authorized and unissued under Guideline’s certificate of incorporation. The exercise price for the Top-Up Option may be paid in cash or by delivery to Guideline of a promissory note in an amount equal to the exercise price for the shares of Common Stock for which the Option is exercised, less the par value of such shares of Common Stock, which sum is payable in cash. The Top-Up Option terminates at the Effective Time or the termination of the Merger Agreement, whichever occurs first.

Financing.  infoUSA and Purchaser have or have access to sufficient funds, either from available cash and cash equivalents, availability under infoUSA’s existing credit facilities or from other sources of immediately available funds, to satisfy the obligation to pay for the Shares in the Offer and to pay the Merger Consideration.

Access to Information.  Guideline will afford infoUSA and Purchaser and their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives, access, in a manner reasonably designed to minimize disruption to the operations of Guideline, upon reasonable notice and during normal business hours, to its offices and other facilities, and its books and records. Unless otherwise required by law, infoUSA and Purchaser shall, and shall cause representatives of infoUSA to, hold any such information in confidence in accordance with the terms of the Disclosing Party and Non-Disclosure Agreement between infoUSA and Guideline described below.

Notification of Certain Matters.  Each party has agreed to promptly notify the other parties in writing of (i) receipt of any written notice from any third party alleging that the consent of such third party is or may be required in connection with the Offer or the Merger, (ii) the occurrence of any Guideline Material Adverse Effect or infoUSA Material Adverse Effect, as applicable, or any facts or circumstances that would reasonably be expected to result in a Guideline Material Adverse Effect or infoUSA Adverse Effect, as applicable, (iii) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting Guideline or any of its subsidiaries or any of their property or assets, (iv) any representation or warranty made by such party contained in the Merger Agreement becoming, to such party’s knowledge, untrue or inaccurate in any material respect, and (v) any failure of Guideline, infoUSA, or Purchaser, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Filings and Consents.  Each party as agreed that it will use commercially reasonable efforts to assist the other parties hereto in timely making all filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made or obtained by the other parties from any third party or any governmental authority in connection with or as a condition to the Merger, subject to the terms of the Merger Agreement. Prior to making any application to or filing with any governmental authority, however, each party must provide the other parties with drafts of such application or filing (excluding any confidential information included therein) and afford the other parties a reasonable opportunity to comment on such drafts. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of these provisions, the proper officers and directors of the Surviving Corporation shall take all such necessary action.

Public Announcements.  Each of the parties agreed that, promptly following the execution of the Merger Agreement, infoUSA and Guideline shall issue a press release announcing the execution of the Merger Agreement and file a current report with the SEC on Form 8-K attaching the press release and a copy of the Merger Agreement as exhibits. Thereafter, the parties agreed to use commercially reasonable efforts to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer or the Merger, to provide each other with a copy of any such press release or statement for review, and not to issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law.

Indemnification and Insurance.  The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification and related matters as set forth in Guideline’s certificate of incorporation and Bylaws, as amended to date, which provisions will not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights of persons who were entitled to indemnification and related matters under Guideline’s certificate of incorporation and Bylaws in respect of acts or omissions occurring at or prior to the Effective Time, for a period of six years from the Effective Time. The Surviving Corporation has agreed to indemnify, defend, and hold harmless to the fullest extent that Guideline would have been permitted under applicable law and its certificate of incorporation and Bylaws (as in effect on the date of the Merger Agreement), the present and former directors and executive officers of Guideline and its subsidiaries (the “Indemnified Parties”) in respect of acts or omissions occurring at or before the Effective Time, for a period of six years from the Effective Time.

On or prior to the first acceptance of and payment for Shares by Purchaser in connection with the Offer, Guideline or infoUSA shall purchase “tail” insurance policies for directors’ and officers’ liability insurance and fiduciary liability coverage (“D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time providing such coverages that are no less favorable than the policies maintained by Guideline as of the date of the Merger Agreement, with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as Guideline’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as Guideline’s existing policies (the “Tail Policy”). If the insurance carriers do not make the Tail Policy available to Guideline for any reason, then infoUSA shall cause the Surviving Corporation to maintain Guideline’s existing D&O Insurance policy (or a comparable policy) for a period of not less than six years after the Effective Time. If the annual premium paid for such insurance at any time following the closing of the Merger shall exceed 250% of the per annum rate of premium paid by Guideline as of the date of the Merger Agreement for such insurance, then infoUSA shall, or shall cause the Surviving Corporation to, provide as much coverage as shall then be available at an annual premium equal to 250% of such rate.

Guideline SEC Documents.  From the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, Guideline shall file with the SEC on a timely basis (including all permissible extensions under Rule 12b-25) all documents required to be filed under the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder. All such filings shall comply in all material respects as to form with the requirements of the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder

Interim Operations.  Guideline has agreed that, except (i) to the extent expressly contemplated by the Merger Agreement, (ii) as disclosed in the Guideline Disclosure Schedule to the Merger Agreement or in certain previous Guideline filings with the SEC, or (iii) with the written consent of infoUSA, during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or the Effective Time, the business and operations of Guideline and its subsidiaries shall be conducted only in the ordinary course of business, and Guideline and its subsidiaries shall use their commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with their material customers, suppliers, licensors, licensees, advertisers, distributors and other third parties having business dealings with them, and to preserve the goodwill of their respective businesses. Additionally, Guideline has agreed that it will not and, as applicable, will not permit any of its subsidiaries to, without the prior written consent of infoUSA:

(a) (i) authorize for issuance, issue, deliver, sell, or agree to issue, deliver or sell, or pledge or otherwise encumber, any shares of its capital stock or the capital stock of any of its Subsidiaries, or any other securities convertible into, or any rights, warrants or options to acquire, any such shares, except for (A) pledges or encumbrances in connection with the Credit Agreement, dated as of March 31, 2005, between Guideline, as the borrower, and Fleet National Bank, a Bank of America company, as the lender (the “Company Credit Agreement”) and (B) issuances of shares of Common Stock upon the exercise of Options and Warrants or conversion of Preferred Stock outstanding on the date hereof, or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests of Guideline or any of its subsidiaries;

(b) (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it, (ii) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries, (iii) amend or otherwise change Guideline’s certificate of incorporation or Bylaws or permit any of its subsidiaries to amend their Articles of certificate of incorporation, bylaws or equivalent organizational documents, or (iv) split, combine or reclassify any shares of its capital stock, or permit any of its subsidiaries to split, combine or reclassify any shares of their capital stock;

(c) declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for (i) dividends paid by direct or indirect wholly-owned subsidiaries to Guideline or another of its wholly-owned subsidiaries with respect to capital stock, and (ii) the payment of dividends accrued with respect to the Preferred Stock pursuant to Guideline’s certificate of incorporation;

(d) (i) grant or agree to any material increase in the compensation or fringe benefits of, or pay any bonus to or enter into any new employment, severance or termination agreement, or amend any existing employment, severance or termination agreement with any current or former director, officer or employee except for (A) increases in compensation and payment of bonuses expressly required under employment agreements, bonus plans and other agreements and arrangements existing as of the date of the Merger Agreement, (B) ordinary course raises granted to non-officer employees in connection with regularly scheduled performance reviews and (C) entering into offer letters with newly-hired non-officer employees, the terms and conditions of which shall be substantially similar to the terms and conditions of the forms previously provided to infoUSA and Purchaser, and which shall not provide for a term of employment or severance payments (other than those generally made pursuant to applicable Guideline policy, if any), (ii) become obligated under any employee benefit plan that was not in existence on the date hereof, or amend, modify or terminate any Guideline plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date of the Merger Agreement, except as required by Law or the terms of any such plan, or (iii) pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise required or permitted by the terms of the Merger Agreement);

(e) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing all or substantially all the assets or capital stock or other equity interests of, any business or any corporation, limited liability company, partnership or other business organization, other than purchases of assets in the ordinary course of business consistent with past practice and not in excess of $50,000;

(f) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its properties or assets other than (i) properties or assets not in excess of $50,000 in one instance or $100,000 in the aggregate, (ii) in the ordinary course of business consistent with past practice, (iii) nonexclusive licenses granted by Guideline in the ordinary course of business to customers for such customers’ use of Guideline’s products and services, (iv) liens relating to taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by Guideline in accordance with United States generally accepted accounting principles, (v) liens of landlords, carriers, warehousemen, mechanics and materialmen that are incurred in the ordinary course of business, in each instance for amounts not yet due and payable, and (vi) liens or encumbrances on new collateral under the Company Credit Agreement;

(g) incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, except for (i) payments required or permitted under, or the incurrence of indebtedness pursuant to, the Company Credit Agreement (including pursuant to commercial and standby letters of credit thereunder) in the ordinary course of business consistent with past practice, (ii) financing of capital expenditures in the ordinary course of business and not in excess of $150,000, and (iii) incurrence of indebtedness for business expenses to American Express in its capacity as credit card processing agent, which indebtedness shall not exceed $200,000 at any given time;

(h) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any party, other than loans between or among Guideline and any of its wholly-owned subsidiaries and cash advances to Guideline’s or any such subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice;

(i) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than Guideline and its subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of any person other than Guideline and its subsidiaries, or enter into any arrangement having the economic effect of any of the foregoing;

(j) fail to maintain insurance covering risks of such types and in such amounts as are consistent with the Guideline’s past practices, or permit any material insurance policy naming it as beneficiary or loss payable payee to be cancelled or terminated;

(k) establish or acquire (i) any subsidiary other than wholly-owned subsidiaries, or (ii) subsidiaries organized outside of the United States and its territorial possessions;

(l) amend, modify or waive any term of any outstanding security of Guideline or any of its subsidiaries;

(m) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;

(n) settle or compromise any pending or threatened suit, action, claim or litigation, except in the ordinary course of business and where such settlement or compromise would result in payments (individually and not in the aggregate), net of insurance, by Guideline of less than $50,000;

(o) change any of the material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures) used by Guideline and its subsidiaries as of the date hereof, except as may be required as a result of a change in applicable law or in United States generally accepted accounting principles;

(p) make or change any material tax election, make or change any material method of accounting with respect to Taxes or compromise any material Tax liability or file any material amended Tax Return, except in each case as required by applicable Law; provided, however, that, with respect to this subsection, infoUSA’s consent shall not be unreasonably withheld or delayed;

(q) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Guideline or incurred in the ordinary course of business and consistent with past practice, or payments otherwise expressly permitted by the terms of the Merger Agreement;

(r) transfer or license to any third party any Guideline Intellectual Property (other than pursuant to a contract in effect as of the date of the Merger Agreement), or amend or modify any contract in effect as of the date of the Merger Agreement and relating to Guideline Intellectual Property, other than the grant in the ordinary course of business of non-exclusive licenses to customers in connection with the sale of Guideline’s or its subsidiaries’ products and services, and other than the sale of uniform resource locators (URLs) that are not used in or related to the business of Guideline or its subsidiaries; and

(s) agree or commit to do any of the foregoing.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties, including representations by Guideline regarding its organization and standing, its subsidiaries, its corporate power and authority to enter into the Merger Agreement, its capitalization, the absence of any conflicts and required consents or approvals, the absence of a Guideline Material Adverse Effect, the accuracy of its SEC filings, taxes, compliance with laws, intellectual property, title to and condition of properties, litigation, brokerage and finder’s fees and related expenses, employee benefit plans, contracts, labor matters, undisclosed liabilities, operation of its business and its customer and supplier relationships, permits and legal compliance, environmental matters, the opinion of its financial advisor, the recommendation of the Guideline Board, the vote required to approve the Merger, insurance, and Guideline’s information technology systems. The Merger Agreement also contains representations and warranties by infoUSA and Purchaser regarding their organization and qualification, authority to enter into the Merger Agreement, the absence of any violations or required consents or approvals, brokers, the accuracy of information provided by them for inclusion in Guideline’s proxy statement, the accuracy the information in the documents filed with the SEC related to the Offer, financial arrangements regarding the Offer and the Merger, and legal proceedings. Certain representations and warranties in the Merger Agreement contain exceptions for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Guideline and its subsidiaries, taken as a whole or, infoUSA or Purchaser.

Termination.  The Merger Agreement may be terminated:

(a) at any time prior to the Effective Time, by the mutual written consent of Guideline, infoUSA and Purchaser;

(b) at any time prior to the Effective Time, by either Guideline, Purchaser, or infoUSA, if any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the consummation of the Merger and such Order shall have become final and nonappealable, so long as the terminating party used commercially reasonable efforts to have such Order vacated;

(c) at any time prior to the Effective Time, by either Guideline, Purchaser, or infoUSA, if the Offer has not been consummated by October 31, 2007, provided that the right to terminate is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer to be consummated on or before such date;

(d) at any time prior to the Effective Time, by either Guideline, Purchaser, or infoUSA, if there is be any law that makes consummation of the Offer or the Merger illegal or otherwise prohibited;

(e) at any time prior to the Effective Time, by either Guideline, Purchaser, or infoUSA, if the required vote of the Guideline shareholders is not obtained at the Guideline shareholder meeting or any adjournment or postponement thereof by written consent, provided that the right to terminate is not available to Guideline if it fails to call such meeting, and the right to terminate is not available to

infoUSA if Purchaser sells the Shares purchased in the Offer or fails to vote such Shares in favor of approval of the Merger Agreement and the Merger at such meeting;

(f) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by Guideline, if it receives an Acquisition Proposal that constitutes a Superior Proposal and Guideline is in compliance with Section 5.10 of the Merger Agreement;

(g) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by Guideline, if there has been a breach by infoUSA or Purchaser of any representation, warranty, covenant or agreement of infoUSA or Purchaser set forth in the Merger Agreement, which breach is reasonably likely to result in a infoUSA Material Adverse Effect, except where such breach (if curable) has been cured prior to the earlier of (i) fifteen calendar days following notice from Guideline, or (ii) prior to the expiration date of the Offer;

(h) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by infoUSA or Purchaser, if certain of the conditions to the Offer are not met;

(i) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by infoUSA or Purchaser there is a Guideline Material Adverse Effect;

(j) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by infoUSA or Purchaser, if any representations and warranties of Guideline as set forth in the Merger Agreement shall not be true and correct (i) as of the date of the Merger Agreement and (ii) on the expiration date of the Offer, except where all failures to be true or correct, when taken in the aggregate, would not be reasonably likely to have a Guideline Material Adverse Effect, and except where such failure (if curable) shall have been cured prior to the earlier of three business days following notice from infoUSA of such failure and two business days prior to the expiration date of the offer;

(k) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by infoUSA or Purchaser, if Guideline has failed to perform in any material respect any obligation or comply in any material respect with any covenant of Guideline to be performed or complied with under the Merger Agreement, except where such breach (if curable) shall have been cured prior to the earlier of three business days following notice from infoUSA of such failure and two business days prior to the expiration date of the offer; and

(l) at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer, by infoUSA or Purchaser, if (i) an Adverse Recommendation Change has occurred; (ii) if Guideline has breached any of its obligations in connection with its non-solicitation obligations described above (other than immaterial failures to comply that do not prejudice infoUSA or Purchaser in any respect); or (iii) if the Guideline Board fails to reaffirm its recommendation of the Merger Agreement or the Offer or the Merger within ten business days after infoUSA requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal that has not been withdrawn.

Under some circumstances, Guideline is required to pay certain fees to infoUSA in connection with the termination of the Merger Agreement, as described more fully below.

Expenses and Termination Fees.  The Merger Agreement provides that each of the parties will bear its own expenses incurred in connection with the Merger Agreement and the consummation of the Offer and the Merger, except as follows:

(a) Guideline has agreed to pay infoUSA a termination fee of $1,375,000 if (i) Guideline terminates the Merger Agreement because of a Superior Proposal, or (ii) infoUSA or Purchaser terminates the Merger Agreement at any time prior to the Effective Time because (X) an Adverse Recommendation Change has occurred; (Y) Guideline breached any of its obligations in connection with its non-solicitation obligations described above (other than immaterial failures to comply that do not prejudice infoUSA or Purchaser in any respect); or (Z) the Guideline Board failed to reaffirm its recommendation of the Merger Agreement or the Offer or the Merger within ten business days after infoUSA requested in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal that has not been withdrawn.

(b) Guideline has agreed to pay infoUSA a termination fee of $500,000 if (i) an Acquisition Proposal was made and/or publicly disclosed and not withdrawn and (ii) the Merger Agreement is terminated by infoUSA or Purchaser because (A) the Offer was not consummated by October 31, 2007 due to fact that the Minimum Condition was not met by such date, provided that such failure to consummate the Offer was not caused by the failure of infoUSA or infoUSA to fulfill any obligation under the Merger Agreement; (B) the required vote of the Guideline shareholders was not obtained at the Guideline shareholder meeting or any adjournment or postponement thereof by written consent, provided that such failure to obtain the required vote was not caused by Purchaser’s sale of the Shares purchased in the Offer or Purchaser’s failure to vote such Shares in favor of approval of the Merger Agreement and the Merger at such meeting; (C) any representations and warranties of Guideline as set forth in the Merger Agreement are not true and correct as of the expiration date of the Offer, except where all failures to be true or correct, when taken in the aggregate, would not be reasonably likely to have a Guideline Material Adverse Effect, and except where such failure was cured pursuant to the terms of the Merger Agreement; or (D) Guideline failed to perform in any material respect any obligation or comply in any material respect with any covenant of Guideline to be performed or complied with under the Merger Agreement, except where such breach was cured pursuant to the Merger Agreement. With respect to the foregoing clauses (ii)(A) and (B), the Acquisition Proposal must have been publicly disclosed for this section to apply. If, within nine months of such termination, Guideline enters into a letter of intent, written agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses, a “Subsequent Transaction” with a person who had made or publicly disclosed an Acquisition Proposal during the term of the Merger Agreement, Guideline has agreed to pay infoUSA an additional termination fee of $875,000 upon the first to occur of (x) entering into such letter of intent, written agreement in principle, acquisition agreement or other similar agreement, or such public disclosure, or (y) upon the consummation of such Subsequent Transaction. A “Subsequent Transaction” shall be deemed to have occurred on the date Guideline enters into a letter of intent, written agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses a transaction the proposal of which would constitute an Acquisition Proposal (substituting 51% for the 10% thresholds set forth in the definition of “Acquisition Proposal”).

(c) Guideline has agreed to pay infoUSA a termination fee of $500,000 if infoUSA or Purchaser terminates the Merger Agreement on or before the close of business on October 1, 2007, because (i) any representations and warranties of Guideline as set forth in the Merger Agreement are not true and correct both on the date of the Merger Agreement and on the expiration date of the Offer, except where all failures to be true or correct, when taken in the aggregate, would not be reasonably likely to have a Guideline Material Adverse Effect, and except where such failure was cured pursuant to the terms of the Merger Agreement; or (ii) Guideline failed to perform in any material respect any obligation or comply in any material respect with any covenant of Guideline to be performed or complied with under the Merger Agreement, except where such breach was cured pursuant to the Merger Agreement, and, in each case, no Acquisition Proposal is involved.

(d) infoUSA has agreed to pay Guideline a termination fee of $500,000 if Guideline terminates the Merger Agreement because there has been an uncured breach by infoUSA or Purchaser of any representation, warranty, covenant or agreement of infoUSA or Purchaser set forth in the Merger Agreement, which breach is reasonably likely to result in a infoUSA Material Adverse Effect, but only where the right to such termination arose from either a breach of a representation or warranty on the date of the Merger Agreement or a breach of a covenant or agreement.

Amendments.  The parties may amend the Merger Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties. Following approval of the Merger Agreement by Guideline shareholders, the parties may not amend the Merger Agreement in any manner that (i) would change the amount or type of consideration into which the Shares will be converted pursuant to the Merger Agreement or

(ii) by applicable Law requires the further approval of the Merger Agreement by the shareholders of Guideline without obtaining such further approval.

Extension; Waiver.  At any time prior to the Effective Time any party may (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or other documents delivered in connection with the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any such extension or waiver must be in a signed writing.

Shareholder Support Agreement with Certain Guideline Shareholders

The following is a summary of certain provisions of the Shareholder Support Agreement between infoUSA, Purchaser, and the following holders of Guideline capital stock (each of whom, a “Shareholder” and collectively the “Shareholders”): Andrew Garvin, Douglas House, Marc Litvinoff, Peter Hooper, Petra Mezzanine Fund, L.P., Wynnefield Partners Small Cap Value, L.P. (and certain of its affiliates), Marlin Equities LLC (and its affiliate). The summary is qualified in its entirety by reference to the Shareholder Support Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Shareholder Support Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Tender of Shares.  The Shareholders have agreed to tender all of their Shares (including any additional Shares obtained after June 28, 2007) in the Offer, within ten business days of the commencement of the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated.

Voting Agreement.  During the time the Shareholder Support Agreement is in effect, the Shareholders have agreed to vote or cause to be voted their Shares at the time of any vote of Guideline’s shareholders where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger, (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger, and (iii) against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger.

Proxy.  The Shareholders have revoked any and all previous proxies granted with respect to Shares owned by them. The Shareholders have granted a limited irrevocable proxy appointing Purchaser as their attorney-in-fact and proxy to vote, express consent or dissent, or otherwise to utilize such voting power in with respect to the matters described in the preceding paragraph, as Purchaser shall deem proper with respect to such Shares.

Non-Solicitation.  The Shareholders have agreed that, until the termination of their Shareholder Support Agreement, they will not, directly or indirectly, through any agent, representative or otherwise (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than infoUSA, Purchaser or representatives of infoUSA) regarding an Acquisition Proposal, (iii) furnish to any party (other than infoUSA, Purchaser or representatives of infoUSA) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal.

Other Restrictions.  Each Shareholder has also agreed that such Shareholder will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares owned by such Shareholder, or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares owned by such Shareholder during the term of the Shareholder Support Agreement. Each Shareholder further has agreed not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding. Each Shareholder has agreed to notify Purchaser promptly and to provide all details requested by Purchaser if such Shareholder is approached or solicited by any person with respect to any of the foregoing.

Termination.  The Shareholder Support Agreement will terminate upon the earliest to occur of: (x) tender and acceptance of the Shares owned by the Shareholders pursuant to the Offer; (y) the consummation of the Merger; or (z) the termination of the Merger Agreement. Each Shareholder also has the right to terminate the Shareholder Support Agreement immediately following: (i) any change in the nature of the consideration payable in the Offer or the Merger; (ii) any decrease in consideration payable in the Offer or the Merger; or (iii) any increase in the consideration payable to shareholders that is not made equally available to holders of all shares of Guideline capital stock of the same class or series.

Shareholder Support Agreement with David Walke

The following is a summary of certain provisions of the Shareholder Support Agreement between infoUSA, Purchaser, and David Walke (“Walke”). The summary is qualified in its entirety by reference to the Tender and Voting Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Shareholder Support Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Tender of Shares.  Walke has agreed to tender all of his Shares (including any additional Shares obtained after June 28, 2007) in the Offer, within ten business days of the commencement of the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated. Walke is not, however, required to tender 211,111 shares of Common Stock issuable upon exercise of two Warrants held by Walke.

Voting Agreement.  During the time the Shareholder Support Agreement is in effect, Walke has agreed to vote or cause to be voted his Shares at the time of any vote of Guideline’s shareholders where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger, (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger, and (iii) against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger.

Proxy.  Walke has revoked any and all previous proxies granted with respect to Shares owned by him. Walke has granted a limited irrevocable proxy appointing Purchaser as his attorney-in-fact and proxy to vote, express consent or dissent, or otherwise to utilize such voting power in with respect to the matters described in the preceding paragraph, as Purchaser shall deem proper with respect to such Shares.

Cooperation.  Walke has agreed to use reasonable efforts to facilitate the consummation of the transactions contemplated by the Merger Agreement, including but not limited to the following, if requested by infoUSA (i) recommending to other Guideline shareholders that they validly tender their Shares pursuant to the Offer and (ii) using reasonable efforts to obtain the cooperation, agreement, or consent of, or any other action by, any other Guideline shareholder or third party reasonably necessary or desirable in furtherance of the of the transactions contemplated by the Merger Agreement.

Non-Solicitation.  Walke has agreed that, until the termination of his Shareholder Support Agreement, he will not, directly or indirectly, through any agent, representative or otherwise (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than infoUSA, Purchaser or representatives of infoUSA) regarding an Acquisition Proposal, (iii) furnish to any party (other than infoUSA, Purchaser or representatives of infoUSA) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal.

Other Restrictions.  Walke also has agreed that he will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares owned by him, or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares owned by him during the term of the Shareholder Support Agreement. He also has agreed not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding. Walke has agreed to notify Purchaser promptly and to provide all details requested by Purchaser if Walke is approached or solicited by any person with respect to any of the foregoing.

Termination.  The Shareholder Support Agreement will terminate upon the earliest to occur of: (x) tender and acceptance of a total of 66 2/3% or more of the Shares (including shares owned by Walke) pursuant to the Offer; (y) the consummation of the Merger; or (z) the termination of the Merger Agreement. Walke also has the right to terminate the Shareholder Support Agreement immediately following: (i) any change in the nature of the consideration payable in the Offer or the Merger; (ii) any decrease in consideration payable in the Offer or the Merger; or (iii) any increase in the consideration payable to Walke that is not made equally available to holders of all shares of Guideline capital stock of the same class or series.

Shareholder Support Agreement with the Special Situations Funds

The following is a summary of certain provisions of the Shareholder Support Agreement between infoUSA, Purchaser, Special Situations Fund III Q.P., L.P. and certain of its affiliates (collectively, “Special Situations”). The summary is qualified in its entirety by reference to the Shareholder Support Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Shareholder Support Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Tender of Shares.  Special Situations has agreed to tender all of its Shares (including any additional Shares obtained after June 28, 2007) in the Offer, within ten business days of the commencement of the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated, except that Special Situations has a limited right to sell some of its Shares, as more fully described below.

Voting Agreement.  During the time the Shareholder Support Agreement is in effect, Special Situations has agreed to vote or cause to be voted its Shares at the time of any vote of Guideline’s shareholders where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger and (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger. Subject to the foregoing provision, Special Situations shall retain at all times during the term of the Shareholder Support Agreement the right to vote its shares in Special Situations’ sole discretion and without any other limitation.

Non-Solicitation.  Special Situations has agreed that, until the termination of its Shareholder Support Agreement, it will not, directly or indirectly, through any agent, representative or otherwise (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than infoUSA, Purchaser or representatives of infoUSA) regarding an Acquisition Proposal, (iii) furnish to any party (other than infoUSA, Purchaser or representatives of infoUSA) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal.

Other Restrictions.  Special Situations has also agreed that it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares owned by Special Situations, or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares owned by Special Situations during the term of the Stockholder Support Agreement.

Notwithstanding the foregoing provision, at any time when the quoted per share bid price of Guideline Common Stock is at least $1.50 per share, Special Situations may sell an aggregate of up to 1,750,000 of its shares of Common Stock for a gross price (before subtracting mark-ups, mark-downs or commissions) of not less than $1.50 per share, provided that Special Situations does not knowingly sell an aggregate of more than 1,000,000 of its shares of Common Stock to any person or group of affiliated persons.

Termination.  The Shareholder Support Agreement will terminate upon the earliest to occur of: (x) tender and acceptance of the Shares owned by Special Situations pursuant to the Offer; (y) the consummation of the Merger; or (z) the termination of the Merger Agreement. Special Situations also has the right to terminate the Shareholder Support Agreement immediately following: (i) any change in the nature of the consideration payable in the Offer or the Merger; (ii) any decrease in consideration payable in the Offer or the Merger; (iii) any increase in the consideration payable to shareholders that is not made equally available to holders of all shares of Guideline capital stock of the same class or series; or (iv) any uncured material breach by infoUSA or Purchaser of its representations and warranties under the Shareholder Support Agreement.

Separation, Restrictive Covenants and Release Agreement — David Walke

The following is a summary of certain provisions of the Separation, Restrictive Covenants and Release Agreement between infoUSA, Guideline, and Walke (the “Walke Separation Agreement”). The summary is qualified in its entirety by reference to the Walke Separation Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Walke Separation Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Termination.  Walke’s employment with Guideline will be terminated subject to and effective upon the receipt of a termination payment of $1,300,000. The termination payment will be payable upon the date infoUSA or Purchaser accept tender of a total of 66 2/3% or more of the Shares pursuant to the Offer. In the event the Merger Agreement is terminated, the Walke Separation Agreement shall be deemed terminated and shall be null and void. infoUSA, Purchaser, and the Surviving Corporation have agreed to pay $10,000 for each business day the termination payment is late, commencing on the eighth business day after such payment is due.

Non-Competition.  Walke has agreed that for a period of three years commencing on the effective date of his termination, he will not, in any geographic area in which Guideline or its affiliates currently conduct business or conducted business at any time during the one-year period prior to the his termination, render services to or solicit business on behalf of any other entity, that is engaged in any line of business that is competitive with any line of business in which Guideline or its affiliates were engaged (or in which they intended to engage, as evidenced by some writing) as of the effective date of his termination or at any time during the one-year period prior to such date (a “Competing Business”). Walke has also agreed not to acquire a direct or indirect business interest in any Competing Business (other than an interest of not more than five percent of any class of the outstanding securities of any company which is publicly traded on a national stock exchange or over-the-counter market).

Non-Interference.  Walke has agreed that for a period of three years commencing on the effective date of his termination, he will not: (i) encourage, in any way or for any reason, any supplier or customer or client of Guideline or any of its affiliates or any of their respective, successors or assigns to sever or alter the relationship of such supplier or customer or client with Guideline or such affiliate, successor or assign; (ii) aid any other person attempting to take suppliers or customers or clients from Guideline or such affiliates, successors or assigns; (iii) serve or work in any way for any customers or clients of Guideline or its affiliates, or their successors or assigns, who were such customers or clients as of the effective date of his termination or during the preceding one-year period that would be competitive with Guideline; or (iv) solicit, employ, retain as a consultant, interfere with or attempt to entice away from Guideline or its affiliates, successors or assigns any current employee thereof or any individual who has agreed to be, or has been, employed or retained by

Guideline or an affiliate, or their successors or assigns, within one year prior to such solicitation, employment, retention, interference or enticement.

Nondisparagement.  Walke has agreed that he will not disparage or defame infoUSA, Guideline, the Surviving Corporation, or their respective affiliates, successors or assigns, or any director, officer or employee of any of the foregoing, or otherwise cause any negative publicity to be disseminated about such entities or persons or their products or services either orally or in writing. Walke further agreed that he will not, without the prior written consent of infoUSA or the Surviving Corporation, disclose, divulge or discuss any confidential information in any manner; provided, however, that Walke will be permitted to disclose the dates of his employment with Guideline and his position and responsibilities and to disclose any facts that infoUSA, Guideline, the Surviving Corporation or their respective affiliates, successors or assigns have previously publicly disclosed. Neither infoUSA, the Surviving Corporation or any affiliate, successor or assign of the foregoing shall disparage or defame Walke or otherwise cause any negative publicity to be disseminated about Walke either orally or in writing.

Confidentiality.  Walke has agreed that for a period of three years commencing on the effective date of his termination he will not use, appropriate or disclose to any person, directly or indirectly, any confidential information of infoUSA, Guideline, the Surviving Corporation or their affiliates, successors or assigns. Upon the effective date of his termination, Walke will immediately return to the Surviving Corporation, in good condition, all confidential information and copies of confidential information, as well as all documents, data and records of any kind and in any form (including computer records) which contain any confidential information of infoUSA, Guideline or their affiliates, or which were prepared based on such confidential information.

Intellectual Property.  Walke has agreed that he will not, directly or indirectly, use, appropriate or interfere with any intellectual property of Guideline or its affiliates, or any combination, abbreviation or derivation thereof, or any applicable logos of such entities.

Return of Guideline Property.  Walke has agreed that, upon the effective date of his termination, he will immediately return to Guideline or the Surviving Corporation all Guideline property including, without limitation, Guideline credit cards, Guideline keys, and Guideline calling cards.

Release.  Subject to the payment in full of the termination payment described above, and effective upon the effective date of Walke’s termination, Walke, on behalf of himself and his agents, family members, heirs, successors and assigns, releases infoUSA, Guideline, the Surviving Corporation, and the affiliates of each of the foregoing, and their respective shareholders, directors, officers, employees, and partners (or persons or entities of a comparable status (e.g., members and partners) or holding comparable positions (e.g., governors and managers)) and the successors and assigns of each of the foregoing (the “Released Parties”) from all claims and liabilities of any kind (including attorney’s fees) (“Claims”) that could have been asserted prior to, or based on facts or circumstances existing as of, the effective date of Walke’s termination, whether vested or contingent, known or unknown. Nothing contained in the Walke Separation Agreement shall, however, be deemed to release Guideline, infoUSA, Purchaser and the Surviving Corporation from: (i) the breach of the Walke Separation Agreement; (ii) any statutory claims for state unemployment insurance, workers compensation and disability insurance benefits; (iii) legal claims regarding non-bonus or non-incentive compensation related to payment of wages earned; or (iv) and any legal obligations by either Guideline, infoUSA, Purchaser and the Surviving Corporation to indemnify Walke.

Guideline has represented and warranted to Walke that, to its knowledge (but excluding Walke’s knowledge), and infoUSA has represented and warranted to Walke that, to its knowledge and based solely on information provided to it by Guideline, as of the date of the Walke Separation Agreement, they were not aware of any claims for actions arising from or related to Walke’s employment relationship with Guideline.

Separation, Restrictive Covenants and Release Agreement — Peter Stone

The following is a summary of certain provisions of the Separation, Restrictive Covenants and Release Agreement between infoUSA, Guideline, and Peter Stone (the “Stone Separation Agreement”). The summary is qualified in its entirety by reference to the Stone Separation Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Stone Separation Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Termination.  Mr. Stone’s (“Stone”) employment with Guideline will be terminated on the three month anniversary of the date of consummation of the Offer (the “Stone Termination Date”), except that Guideline may terminate Stone’s employment prior to the Stone Termination Date but after the date of consummation of the Offer for “cause” (as defined below). If Stone is not terminated for “cause” and if Stone does not resign prior to the Stone Termination Date, then commencing on the Stone Termination Date and continuing for a period ending on the 15-month anniversary of the date of consummation of the Offer, Guideline will pay Stone an aggregate of $375,000, subject to applicable withholding amounts and payable in accordance with Guideline’s normal payroll policy. If Stone elects continued coverage of Guideline’s medical, disability, dental or other health insurance provided to Stone as of the Stone Termination Date, then Guideline will continue to pay the employer portion of the premiums for such coverage up to the 15-month anniversary of the date of consummation of the Offer. Stone will not be eligible to participate in or receive any payments pursuant to any bonus plan of Guideline or the Surviving Corporation. For purposes of the Stone Separation Agreement, “cause” shall be defined as (i) Stone’s conviction in a court of law of any crime involving money or other property or of a felony; (ii) Stone’s failure or refusal to substantially perform his duties hereunder, other than any such failure or refusal resulting from his incapacity, or his failure or refusal to carry out the directives of Guideline’s or the Surviving Corporation’s Chief Executive Officer, or the willful taking of any action by Stone not directed by Guideline’s or the Surviving Corporation’s Chief Executive Officer which results in material damage to Guideline or the Surviving Corporation, or the material default or breach by Stone of any obligation, representation, warranty, covenant or agreement made by Stone herein. In order to terminate Stone for “cause,” Guideline or the Surviving Corporation must first give Stone written notice of any such cause for termination and Stone shall have the opportunity to cure such cause (if curable) within 15 days after the date of such notice. If the cause for termination is cured within the 15-day period, it shall be deemed for all purposes that cause for termination has not occurred, except that if the same or a similar event recurs, the right to cure the second cause of termination, after notice of such second event shall have been given, shall expire within 24 hours after the time the notice is given.

The terms of Stone’s current employment agreement with Guideline will govern his employment from the date of the Stone Separation Agreement through the date of consummation of the Offer, except that (i) in no event will Stone be entitled to terminate his employment on the basis of “good reason” (as defined in Section 2.4 of his employment agreement); (ii) any provisions of his employment agreement relating to a “Nonrenewal Event” (as defined in his employment agreement) will be disregarded; and (iii) Stone will be entitled to work not less than one day per week from home. Effective as of the date of consummation of the Offer and with no further action by any party, all other agreements between Stone and Guideline or any affiliate of Guideline relating to Stone’s employment or the terms and conditions thereof, including his current employment agreement, will be terminated and superseded by the Stone Separation Agreement, and the terms of the Stone Separation Agreement will govern thereafter. In the event the Merger Agreement is terminated, the Stone Separation Agreement will be deemed terminated and null and void.

Non-Competition.  Stone has agreed that for a period commencing on the consummation of the Offer and ending on the 15-month anniversary of the Offer, he will not, in any geographic area in which Guideline or its affiliates currently conduct business, render services to or solicit business on behalf of any other entity, that is engaged in any line of business that is competitive with any line of business in which Guideline or its affiliates were engaged (or in which they intended to engage, as evidenced by some writing) as of the date of the Stone Separation Agreement. Stone has also agreed not to acquire a direct or indirect business interest in any such business (other than an interest of not more than five percent of any class of the outstanding securities of any company which is publicly traded on a national stock exchange or over-the-counter market).

Non-Interference.  Stone has agreed that for a period commencing on the consummation of the Offer and ending on the 15-month anniversary of the Offer, he will not (i) encourage, in any way or for any reason, any supplier or customer of Guideline or its affiliates, successors or assigns to sever or alter the relationship of such supplier or customer with Guideline or its affiliates, successors or assigns; (ii) aid any other person attempting to take suppliers or customers from Guideline or its affiliates, successors or assigns; (iii) serve or work in any way for any customers of Guideline or its affiliates, or their successors or assigns, who were such customers as of the Closing or during the preceding one-year period that would be competitive with Guideline; or (iv) solicit, employ, retain as a consultant, interfere with or attempt to entice away from Guideline or its affiliates, successors or assigns any current employee thereof or any individual who has agreed to be, or has been, employed or retained by Guideline or an affiliate, or their successors or assigns, within one year prior to such solicitation, employment, retention, interference or enticement.

Nondisparagement.  Stone has agreed that he will not disparage or defame infoUSA, Guideline, the Surviving Corporation, or their respective affiliates, successors or assigns, or any director, officer or employee of any of the foregoing, or otherwise cause any negative publicity to be disseminated about such entities or persons or their products or services either orally or in writing. Stone further agreed that he will not, without the prior written consent of infoUSA or the Surviving Corporation, disclose, divulge or discuss any confidential information, in any manner; provided, however, that Stone will be permitted to disclose the dates of his employment with Guideline and his position and responsibilities and to disclose any facts that infoUSA, Guideline, the Surviving Corporation or their respective affiliates, successors or assigns have previously publicly disclosed. Neither infoUSA, the Surviving Corporation or any affiliate, successor or assign of the foregoing shall disparage or defame Stone or otherwise cause any negative publicity to be disseminated about Stone either orally or in writing.

Confidentiality.  Stone has agreed that for a period commencing on the consummation of the Offer and ending on the fifteen-month anniversary of the Offer, he will not use, appropriate or disclose to any person, directly or indirectly, any confidential information of infoUSA, Guideline, the Surviving Corporation or their affiliates, successors or assigns. Upon the effective date of his termination, Stone shall immediately return to the Surviving Corporation, in good condition, all confidential information, including all copies of the same, as well as all documents, data and records of any kind and in any form (including computer records) which contain any confidential information of infoUSA, Guideline or their affiliates, successors or assigns or which were prepared based on such confidential information.

Intellectual Property.  Stone has agreed that he will, directly or indirectly, use, appropriate or interfere with any intellectual property of Guideline or its affiliates, or any combination, abbreviation or derivation thereof, or any applicable logos of such entities.

Return of Guideline Property.  Stone has agreed that, upon the effective date of his termination, he will immediately return to Guideline or the Surviving Corporation all Guideline property including, without limitation, Guideline credit cards, Guideline keys, and Guideline calling cards.

Release.  Subject to the Closing and payment of all severance payments due hereunder, and effective as of the Termination Date, Stone, on behalf of himself and his agents, family members, heirs, successors and assigns, has released infoUSA, Guideline, the Surviving Corporation, and the affiliates of each of the foregoing, and their respective shareholders, directors, officers, employees, and partners (or persons or entities of a comparable status (e.g., members and partners) or holding comparable positions (e.g., governors and managers)) and the successors and assigns of each of the foregoing (the “Released Parties”) from all claims and liabilities of any kind (including attorney’s fees) (“Claims”) that could have been asserted prior to, or based on facts or circumstances existing as of, the Termination Date, whether vested or contingent, known or unknown. Nothing contained in the Stone Separation Agreement shall, however, be deemed to release Guideline, infoUSA, the Subsidiary and the Surviving Corporation from: (i) the breach of the Stone Separation Agreement; (ii) any statutory claims for state unemployment insurance, workers compensation and disability insurance benefits; (iii) legal claims regarding non-bonus or non-incentive compensation related to payment of wages earned; or (iv) and any legal obligations by either Guideline, infoUSA, the Subsidiary and the Surviving Corporation to indemnify Stone.

Guideline has represented and warranted to Stone that, to its knowledge, and infoUSA has represented and warranted to Stone that, to its knowledge and based solely on information provided to it by Guideline, as of the date of the Stone Separation Agreement, they are not aware of any claims for actions arising from or related to Stone’s employment relationship with Guideline.

Employment Agreement

The following is a summary of certain provisions of the Employment Agreement by and between Guideline and Marc Litvinoff (“Litvinoff”) dated June 29, 2007 (the “Employment Agreement”). The summary is qualified in its entirety by reference to the Employment Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Employment Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov. Although infoUSA and Purchaser are not parties to the Employment Agreement, each of them were involved in the negotiation thereof, and following the consummation of the Merger, the Surviving Corporation will be subject to the obligations of and entitled to the rights of Guideline set forth in the Employment Agreement.

Position and Term.  Litvinoff will be employed as Chief Executive Officer of Guideline for a five-year term, unless sooner terminated as described below, commencing on the date that infoUSA and Purchaser accept tender of a total of at least 66 2/3% or more of the Shares pursuant to the Offer.

Compensation; Benefits; Expenses.  Litvinoff shall receive an annual base salary of $350,000 and is eligible to participate in Guideline’s fiscal year incentive bonus plan. Such incentive bonus shall be payable on or before that date which is one month after the end of Guideline’s fiscal year. Litvinoff will be eligible for the incentive bonus plan for fiscal year 2008 and future fiscal years during this employment term under terms to be negotiated at a future date. In the event Litvinoff is terminated prior to the conclusion of his five-year employment term, he will be eligible to be paid the prorated portion of the bonus he would have received had such termination not occurred. Litvinoff is entitled to participate in any Guideline-sponsored benefits plans and is eligible for a prorated portion of four weeks paid time off for the remainder of calendar year 2007. Litvinoff is thereafter entitled to paid time off consistent with similarly situated employees as set forth in Guideline’s Employee Handbook. Guideline shall pay or reimburse Litvinoff for any expenses reasonably incurred in furtherance of his employment duties.

Termination.  Litvinoff’s employment may be terminated prior to the end of the term of the Employment Agreement upon mutual agreement of both parties or upon the occurrence of any one of the following events:

(a) Upon Litvinoff’s death, in which case Guideline will pay Litvinoff severance in an amount equal to one times Litvinoff’s base salary at the time of his death, paid in regular periodic installments over a one-year period.

(b) Upon Litvinoff’s physical or mental disability (as defined in the Americans With Disabilities Act) which prevents him from performing the essential functions of his duties, with or without reasonable accommodation, for a continuous period of 90 days or for a period of 120 days in any six-month period.

(c) Upon Litvinoff’s voluntary termination, after giving Guideline thirty days’ written notice of such termination, in which case Guideline will pay Litvinoff severance in an amount equal to one times Litvinoff’s base salary at the time of his termination, paid in regular periodic installments over a one-year period, reduced by any amount earned by Litvinoff during such period.

(d) Upon termination by Guideline without “cause” (as defined below) upon giving Litvinoff thirty days’ advance notice, in which case Guideline will pay Litvinoff severance in an amount equal to two times his base salary at the time of his termination, paid in regular periodic installments over a two-year period.

(e) Upon termination by Guideline with “cause.” For purposes of the Employment Agreement, “cause” means (i) conviction of or entering of a guilty or nolo contendere plea to a felony or a misdemeanour involving moral turpitude; (ii) conduct that is detrimental to the business or reputation of Guideline or any of its affiliates; (iii) fraud, misappropriation or embezzlement against any person or entity; (iv) material refusal to comply with directives of Guideline consistent with the terms of the Employments Agreement, following written notice of such failure from Guideline and Litvinoff’s failure to cure such refusal within seven days of such notice; or (v) failure to perform or neglect of Litvinoff’s material duties, following written notice of such failure from Guideline and Litvinoff’s failure to cure such conduct within seven days of such notice

The Employment Agreement also provides that in the event that Guideline does not renew the Employment Agreement following its termination, Guideline shall pay Litvinoff severance in an amount equal to one times his then-current base salary, to be paid over a one-year period in regular periodic instalments and in accordance with Guideline’s then-current payroll practices.

Non-Competition.  Litvinoff has agreed that, during the “Restrictive Period” (as defined below), he will not, directly or indirectly (i) engage in direct or indirect competition with the business as conducted and operated by Guideline during his employment with Guideline, and as conducted and operated on the date of termination of such employment (“Company’s Business”) in any state or country in which the Company’s Business is conducted or operated, unless Litvinoff is employed by a company whose primary business is not competitive with Company’s Business, and such employment does not compete, directly or indirectly, with Company’s Business; (ii) solicit, for himself or any other person, business that is competitive with Company’s Business from any customers, clients or accounts, or active prospective customers, clients or accounts of Company’s Business, except on behalf of Guideline in the course of his employment with Guideline; or (iii) acquire a direct or indirect interest or an option to acquire such interest in any business engaged in competition with Company’s Business (other than an interest of not more than five percent of the outstanding stock of any company which is publicly traded on a national stock exchange or the over-the-counter market).

Non-Interference.  Litvinoff has agreed that, during the Restrictive Period, he will not, directly or indirectly, (i) encourage, in any way or for any reason, any customer, client or account of Company’s Business to sever or alter the relationship of such customer, client or account with Company’s Business; (ii) aid any other person attempting to take customers, clients or accounts from Company’s Business; (iii) unless approved in writing by Guideline, serve or work, outside of his employment with Company, in any way for any customers, clients or accounts of Company’s Business; (iv) while employed by Guideline, fail to promptly notify Guideline whenever he has any leads or information which may further Company’s Business, or furnish such leads or information to any other person; (v) defame or make false statements regarding Guideline or any of its affiliates, or any of its directors, officers or employees, nor engage in any deceptive trade practices toward Guideline or any of its affiliates; or (vi) solicit, employ, retain as a consultant, interfere with or attempt to entice away from Guideline any current employee of Guideline or any individual who has agreed to be, or has been, employed or retained by Guideline within two years prior to such solicitation, employment, retention, interference or enticement.

Intellectual Property.  Litvinoff has agreed that (i) he will not use any of Guideline intellectual property during the Restrictive Period and (ii) any inventions, improvements, technical information, methods and suggestions, computer software or other intellectual property conceived or developed during his employment is the property of Guideline.

Confidentiality Agreement

The following is a summary of certain provisions of the Disclosing Party and Non-Disclosure Agreement by and between infoUSA and Guideline, dated February 15, 2007 (the “Confidentiality Agreement”). The summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the SEC as an exhibit to infoUSA’s Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth in Section 8 (“Certain Information Concerning Guideline”), Section 9 (“Certain Information Concerning Purchaser and infoUSA”), or downloaded for free at the SEC’s web site at www.sec.gov.

Confidential Information.  For the purposes of Confidentiality agreement, “Confidential Information” is considered to by all information obtained by infoUSA, whether in tangible or intangible form, from Guideline, including, without limitation, information relating to the business opportunity explored and discussions conducted in connection with a potential business opportunity between the parties, or information relating to Guideline’s products, services, technology, marketing business plans, finances, research, development, know-how, or personnel.

Nondisclosure.  infoUSA agreed that, for a period of 18 months from the date of the Confidentiality Agreement, it will not disclose or disseminate any Confidential Information to any third party, except for any employees, lawyers, accountants, insurance agents, and other professional representatives who have a need to know such Confidential Information for the purpose of infoUSA’s evaluation of a potential business opportunity between the parties and who agree to abide by the terms of the Confidentiality Agreement. infoUSA further agreed that it will not use, reproduce, or draw upon the Confidential Information for any purpose or circulate any Confidential Information within its organization, except for the purpose of evaluating a potential business opportunity between the parties.

Termination.  The obligations of infoUSA pursuant to the Confidentiality Agreement with respect to the Confidential Information will terminate with respect to any particular portion of the Confidential Information that (i) is now or subsequently becomes generally know or available to the public, by publication, commercial use, or otherwise, through no fault if infoUSA; (ii) was known by infoUSA at the time of disclosure; (iii) was obtained by infoUSA from a third party who was free of any obligation or confidence; or (iv) was independently developed by infoUSA without the use of any of the Confidential Information. infoUSA may disclose any Confidential Information as required by governmental regulation or pursuant to a subpoena or order of a court, agency, or governmental authority which is binding on infoUSA, provided that infoUSA provides prior written notice of such disclosure to Guideline.

Rights to Confidential Information.  All Confidential Information will remain the property of Guideline. Upon written notice from Guideline at any time, infoUSA will return to Guideline or destroy all Confidential Information and any copies or derivative works thereof.

Section 13.  Dividends and Distributions

As described above, the Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time (unless infoUSA agrees otherwise), Guideline is not permitted to declare, set aside, or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for (i) dividends paid by direct or indirect wholly-owned subsidiaries to Guideline or another of its wholly-owned subsidiaries with respect to capital stock and (ii) dividends payable on Preferred Stock pursuant to Guideline’s certificate of incorporation.

Section 14.  Certain Conditions of the Offer

For purposes of this Section 14, capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement. Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (if no Shares have theretofore been purchased or paid for) if, by the expiration of the Offer (as it may be extended in accordance with the Merger Agreement), (i) the Minimum Condition shall not have been satisfied, or (ii) at any time on or after the date of the Merger Agreement and through the Expiration Date of the Offer (as it may be extended in accordance with the Merger Agreement) any of the following events shall occur:

(A) There shall be pending any suit, action or proceeding that has a reasonable likelihood of success brought by any Governmental Authority, or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect, or shall have taken action that has a reasonable likelihood of resulting in an Order, and such suit, action or proceeding has, or such Order has (or if enacted, issued, promulgated, enforced or entered would reasonably be expected to have), the effect of (i) preventing or prohibiting consummation of the Offer or Merger, (ii) prohibiting or imposing any material limitation on the ownership or operation by infoUSA, Purchaser, the Surviving Corporation or any of their respective subsidiaries of, or to compel infoUSA, Purchaser, the Surviving Corporation or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of infoUSA, Guideline or any of their respective subsidiaries, as a result of the Offer, (iii) imposing any limitations on the ability of infoUSA, Purchaser or any other Affiliate of infoUSA to acquire or hold, or exercise effectively, full rights of ownership of, any Shares acquired in the Offer or the Merger, including the right to vote any Shares on matters properly presented to the shareholders of Guideline, including without limitation the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, or (iv) otherwise imposing material limitations on the ability of infoUSA or Purchaser to effectively acquire and hold the business or operations of Guideline or its Subsidiaries;

(B) The U.S. Federal Reserve Board or any other federal Governmental Authority shall have declared a general banking moratorium or general suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States;

(C) There shall have occurred and continued to exist any general suspension of, or limitation on, trading in securities on any national securities exchange or in the over-the-counter markets in the United States (other than any suspension or limitation on trading in any particular security as a result of a computerized trading limit or any intraday suspension due to “circuit breakers”);

(D) Any representations and warranties of Guideline set forth in the Merger Agreement, which for purposes of this clause D, shall be read as though none of them contained any Guideline Material Adverse Effect or materiality qualifications, shall not be true and correct (i) as of the date of the Merger Agreement and (ii) as of the expiration date of the Offer (or any extension thereof) as though then made on and as of that date, except for those representations and warranties that address matters only as of a particular date (in which case such representations shall be true and correct as of such date), except where the failure to be so true and correct, when taken together with all other such failures, in the aggregate, would not be reasonably likely to have a Guideline Material Adverse Effect, and except where such failure (if curable) shall have been cured prior to the earlier of (y) three business days following notice from infoUSA of such failure and (z) two business days prior to the final expiration date of the Offer;

(E) Guideline shall have failed to perform in any material respect any obligation or to comply in any material respect with any covenant of Guideline to be performed or complied with under the Merger Agreement except where such failure (if curable) shall have been cured prior to the earlier of (i) three business days following notice from infoUSA of such failure and (ii) two business days prior to the final expiration date of the Offer;

(F) The Guideline Board of Directors shall have made an Adverse Recommendation Change;

(G) Any Guideline Material Adverse Effect has occurred; or

(H) The Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of infoUSA and Purchaser and may be asserted by infoUSA or Purchaser regardless of the circumstances (other than any action or inaction by infoUSA or Purchaser) giving rise to any such condition, or may be waived by infoUSA or Purchaser, in whole or in part, from time to time in its sole discretion prior to the Expiration Date of the Offer, except as otherwise provided in the Merger Agreement. The failure by infoUSA or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Agent to the tendering shareholders.

A public announcement will be made of a material change in, or waiver of, such conditions to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

Section 15.  Certain Legal Matters and Regulatory Approvals

General.  Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as otherwise set forth in this Offer to Purchase, based upon an examination of publicly available information filed by Guideline with the SEC, neither Purchaser nor infoUSA is aware of (i) any license or other regulatory permit that appears to be material to the business of Guideline and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of Guideline’s subsidiaries) pursuant to the Offer or the Merger or (ii) any filings, approvals or other actions by or with any domestic (federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of Guideline’s subsidiaries) by Purchaser as contemplated herein. Should any such approval or other action be required, it is Purchaser’s present intention to seek such approval or action. However, Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to Purchaser’s right to delay or decline to purchase Shares if any of the conditions in Section 14 shall not have been satisfied). There can be no assurance that any such approval or other action, if needed, could be obtained without substantial conditions or that adverse consequences might not result to the business of Guideline, infoUSA, or Purchaser. Additionally, in such event, certain parts of the businesses of Guideline, infoUSA, or Purchaser might have to be disposed of or held separate, or other substantial conditions complied with, in order to obtain such approval or other action. In the event that any such approval could not be obtained or such other action could not be taken, Purchaser could, under certain circumstances, be entitled to and elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions discussed in Section 14 (“Certain Conditions of the Offer”), including conditions relating to the legal matters discussed in this Section 15.

State Takeover Statutes — New York.  Guideline is incorporated under the laws of the State of New York and is subject to the provisions of Section 912 of the NYBCL regulating certain business combinations. Section 912 of the NYBCL limits the ability of a New York corporation to engage in business combinations with an “interested shareholder” (defined generally as any beneficial owner of 20% or more of the outstanding voting stock in the corporation) within five years of the date such person became an interested shareholder, unless, among other things, the corporation’s board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an “interested shareholder.” After five years from the date such person became an interested shareholder, a New York corporation may engage in business combinations with an interested shareholder only if the holders of a majority outstanding voting stock not beneficially owned by the interested shareholder approve of the business combination or the consideration paid by the interested shareholder meets certain minimum criteria as listed in detail in Section 912 of the NYBCL. Prior to the execution of the Merger Agreement, the Guideline Board unanimously approved the Merger Agreement, the Offer, the Merger, and, for purposes of complying with Section 912 of the NYBCL, the Shareholder Support Agreements. Accordingly, Purchaser and infoUSA believe that Section 912 of the NYBCL is inapplicable to the Offer and the Merger.

Additionally, the Takeover Disclosure Act (Article 16 of the NYBCL) imposes certain requirements on any party that makes a takeover bid pursuant to a tender offer for any equity security of a corporation incorporated in New York if such party would, as a result of the tender offer, become the beneficial owner of more than five percent of any class of outstanding equity securities of such corporation. The Takeover Disclosure Act is applicable to the Offer. The Takeover Disclosure Act requires the filing of a registration statement with the New York Attorney General, the disclosure of the material information required to be included in such registration statement, and the publication of an announcement in the New York Times or the Wall Street Journal and one of several specified local newspapers. The information required to be disclosed is substantially similar to the information required to be provided to shareholders by the SEC, and is either included in this Offer to Purchase or in infoUSA’s SEC filings. Such filings, as well as the registration statement, can be obtained by New York residents in the manner described below. Non-compliance with the requirements of the Takeover Disclosure Act may result in criminal or civil penalties, including an injunction temporarily or permanently barring the Offer. Purchaser believes it has complied with the requirements of the Takeover Disclosure Act and, in the event it receives notice that it is not in compliance, Purchaser intends to take reasonable efforts to achieve such compliance.

Material information concerning the Offer as required by the Takeover Disclosure Act is available to Guideline shareholders who are New York residents upon request at the address specified in Section 9 (“Certain Information Concerning Purchaser and infoUSA”) of this Offer to Purchase.

State Takeover Statutes — Other.  A number of other states also have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices, or principal places of business therein. Guideline, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these state laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. To the extent that certain provisions of these state takeover statutes purport to apply to the Offer, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Should any person seek to apply any state takeover law, Purchaser intends to take reasonable efforts to resist such application, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event a third party or governmental authority asserts that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered.

Dissenters’ Rights.  Dissenters’ rights are not available in connection with the Offer. Guideline shareholders entitled to vote on the adoption of the Merger Agreement have the right to dissent from the Merger and obtain the fair value of their Shares in cash in accordance with the procedures established by Section 623 of the NYBCL. A copy of Section 623 of the NYBCL is attached as Schedule II. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. We cannot assure you that any Guideline shareholders exercising dissenters’ rights will receive consideration equal to or greater than the cash that otherwise would be paid to them following completion of the Merger.

The statutory procedures summarized below are complex. This summary is not a complete statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights under the NYBCL. A Guideline shareholder wishing to enforce his, her or its dissenters’ rights must precisely follow the express procedures of Section 623 or the right to dissent will be lost. GUIDELINE SHAREHOLDERS WISHING TO EXERCISE THEIR DISSENTERS’ RIGHTS SHOULD CONSULT THEIR OWN LEGAL ADVISORS TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF NEW YORK LAW.

Any Guideline shareholder who is entitled to vote on the adoption of the Merger Agreement will have the right to receive payment of the fair value of his, her or its Guideline Shares and the other rights and benefits provided in Section 623 if such shareholder does not vote in favor of the adoption of the Merger Agreement and files with Guideline a written objection to the Merger prior to the vote, if any, by the Guideline shareholders on the adoption of the Merger Agreement. The written objection must include (a) notice of the shareholder’s election to dissent; (b) the shareholder’s name and residence address; (c) the number and classes of Shares as to which the shareholder dissents; and (d) a demand for payment of the fair value of his, her or its Shares if the Merger is consummated.

A vote against adoption of the Merger Agreement will not satisfy the requirement of filing a written objection. Failure to vote against adoption of the Merger Agreement will not waive a shareholder’s right to receive payment if the shareholder has filed a written objection in accordance with Section 623 and has not voted in favor of adoption of the Merger Agreement. A shareholder does not waive his, her or its dissenter’s rights if the shareholder abstains from voting on adoption of the Merger Agreement if the shareholder properly an timely files an objection to the Merger in accordance with Section 623. Since a proxy left blank will be voted for adoption of the Merger Agreement, any Guideline shareholder who wishes to exercise his, her or its dissenter’s rights must either vote against adoption of the Merger Agreement or abstain. Written objection is not required from any shareholder to whom Guideline did not give proper notice of the special meeting of Guideline shareholders contemplated by this Offer.

A Guideline shareholder may not dissent as to less than all Shares held by him, her or it of record that he, she or it owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of Shares as to less than all Shares of such owner held of record by the nominee or fiduciary.

All written objections to the Merger and notices of election to dissent should be addressed to:

Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011
Attention: Chief Financial Officer

Any Guideline shareholder who wishes to assert dissenters’ rights should not submit a form of election, as doing so will be considered a withdrawal of any previously filed written demand for appraisal.

Within ten days of adoption of the Merger Agreement by Guideline shareholders, Guideline will give written notice of the approval by registered mail to each Guideline shareholder who filed a timely written objection, except for any shareholder who voted for or consented in writing to the adoption of the Merger Agreement. Any shareholder from whom objection was not required and who elects to dissent must file with Guideline, within 20 days after the giving of notice to him, her or it, a written notice of election to dissent, stating his, her or its name and residence address, the number and classes of Shares as to which he, she or it dissents and a demand for payment of the fair value for his, her or its Shares.

Upon consummation of the Merger, a dissenting shareholder will cease to have any rights of a shareholder, except the right to be paid the fair value of his, her or its dissenting Shares and any other rights under Section 623. A shareholder’s notice of election may be withdrawn at any time prior to his, her or its acceptance in writing of an offer to purchase his, her or its dissenting Shares by Guideline, but in no case may such notice of election be withdrawn later than 60 days after the effective date of the Merger without the consent of Guideline, unless Guideline does not make a timely offer, in which case the time for withdrawing a notice of election shall be extended 60 days from the date an offer is made.

Either at the time of filing of the notice of election to dissent or within one month after the filing of the notice of election to dissent, a dissenting shareholder must submit the certificates representing his, her or its dissenting Shares to Guideline, or to his, her or its transfer agent. Guideline will note conspicuously on the certificates that a notice of election has been filed, and then will return the certificates to the shareholder. Any shareholder who fails to submit his, her or its certificates for notation within the required time will, at the option of Guideline upon written notice to such Guideline shareholder within 45 days from the date of filing such notice of election to dissent, lose his, her or its dissenter’s rights unless a court, for good cause shown, otherwise directs.

Within 15 days after the expiration of the period within which Guideline shareholders may file their notices of election to dissent, or within 15 days after the consummation of the Merger, whichever is later (but in no case later than 90 days after Guideline shareholders adopt the Merger Agreement), Guideline will make a written offer by registered mail to each Guideline shareholder who has filed a notice of election to pay for his, her or its dissenting Shares at a specified price which Guideline considers to be their fair value. If Merger has been consummated, Guideline must accompany the offer by an advance payment to each shareholder who has submitted his, her or its stock certificates in accordance with Section 623 of an amount equal to 80% of the amount of the offer. If a dissenting shareholder has not yet submitted his, her or its certificates, the offer will instead be accompanied by a statement that advance payment to the shareholder equal to 80% of the amount of the offer will be made promptly upon submission of the certificates. Acceptance of such payment does not constitute a waiver of any dissenters’ rights. The offer must be made at the same price per share to all the dissenting shareholders of the same class or series. If, within 30 days after the making of an offer, Guideline and any dissenting shareholders agree on the price to be paid for dissenting Shares, Guideline must pay the balance of payment for the Shares within 60 days after the making of the offer or the completion of the Merger, whichever is later, and upon surrender of the certificates representing such Shares.

If Guideline fails to make an offer to dissenting shareholders within the 15-day period described above, or if it makes the offer and any dissenting shareholder fails to agree with the offer within 30 days thereafter upon the price to be paid for his, her or its Shares, Guideline is required, within 20 days after the expiration of the applicable time period, to institute a special proceeding in the Supreme Court of the State of New York in the judicial district in which the office of Guideline is located to determine the rights of dissenting shareholders and to fix the fair value of their Shares. If Guideline fails to institute a proceeding within the 20-day period, any dissenting shareholder may institute a proceeding for the same purpose not later than 30 days after the expiration of the 20-day period. If a dissenting shareholder does not institute a proceeding within the 30-day period, all dissenters’ rights shall be lost unless the Supreme Court of the State of New York, for good cause shown, otherwise directs. All dissenting shareholders who have not agreed with Guideline on the price to by paid for their dissenting Shares shall be made parties to such proceeding. Guideline is required to serve a copy of the petition in such proceeding upon each dissenting shareholder who is a New York resident pursuant to New York law and upon each nonresident dissenting shareholder by registered mail and publication, or in such other manner as is permitted by law.

During each proceeding, the court will determine whether each dissenting shareholder is entitled to receive payment for his, her or its Shares and, if so, will fix the value of such Shares as of the close of business on the day prior to the date Guideline shareholders voted to adopt the Merger Agreement, taking into consideration the nature of the transactions giving rise to the shareholder’s right to receive payment for Shares and its effect on Guideline and its shareholders, the concepts and methods then customary in relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. The court shall determine the fair value of the Shares without a jury and without referral to an appraiser or referee. The court will also award interest on such amount to be paid from the completion of the Merger to the date of payment unless the court finds that a shareholder’s refusal to accept Guideline’s offer of payment was arbitrary, vexatious, or otherwise not in good faith.

Each party to such proceeding will bear its own costs and expenses unless the court finds the shareholders’ refusal of payment to be arbitrary, vexatious, or otherwise not in good faith, in which case Guideline’s costs, expenses and fees will be assessed against any or all dissenting shareholders who are party to the proceeding. The court also has discretion to apportion or assess any part of the dissenting shareholder’s costs, expenses and fees against Guideline if the court finds that (i) the fair value of the Shares as determined materially exceeds the amount which Guideline offered to pay, (ii) no offer or advance payment was made by Guideline, (iii) Guideline failed to institute a special proceeding within the specified time period, or (d) the actions of Guideline in complying with its obligations under Section 623 were arbitrary, vexatious, or otherwise not in good faith. Within 60 days following the final determination of the proceeding, Guideline shall pay to each dissenting shareholder the amount found to be due him, her or it upon the shareholder’s surrender of all certificates representing dissenting Shares.

The enforcement by a Guideline shareholder of his, her or its right to receive payment for Shares in accordance with Section 623 excludes the enforcement by such shareholder of any other right to which he, she or it might otherwise be entitled by virtue of his, her or its ownership of Shares, unless the shareholder withdraws his, her or its notice of election, except that the shareholder will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the Merger will be or is unlawful or fraudulent as to such shareholder.

Guideline does not intend to object, assuming proper procedures are followed, to the exercise of dissenters’ rights by any shareholder and the demand of payment for the fair value of the Shares. infoUSA intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of the proceeding, the fair value of each share is less than or equal to the Merger Consideration.

The opinions of investment banking firms (including the opinion of Guideline’s financial advisor rendered in connection with the Merger Agreement, the Merger, and the Offer) as to the fairness from a financial point of view of the cash consideration to be received by holders of Common Stock are not necessarily opinions as to “fair value” under the NYBCL.

“Going Private” Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which could, under certain circumstances, be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger, if the Merger is consummated within one year after the consummation of the Offer at the same price per share paid in the Offer. In the event that Rule 13e-3 is applicable, Purchaser and infoUSA will be required to file with the SEC and disclose to Guideline shareholders certain financial information concerning Guideline and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction.

Shareholder Approval.  Under the NYBCL, the approval of the Guideline Board and the affirmative vote of the holders of at least two-thirds of the outstanding Shares are required to approve the Merger Agreement and the Merger. Guideline has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Guideline and the consummation by Guideline of the transactions contemplated therein have been duly authorized by all necessary corporate action on the part of Guideline, subject to the approval of the Merger Agreement and the Merger by the shareholders of Guideline in accordance with Guideline’s certificate of incorporation. In addition, Guideline has represented that the affirmative vote of the holders of at least two-thirds of the outstanding Shares is the only vote of the holders of any of Guideline’s capital stock necessary in connection with the consummation of the Merger. Therefore, the only remaining corporate action of Guideline after the Offer will be the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of at least two-thirds of the outstanding Shares, unless the Merger is consummated in accordance with the short-form merger provisions under the NYBCL described below. The Merger Agreement provides that infoUSA will vote all Shares beneficially owned by it in favor of the approval of the Merger Agreement at the Guideline shareholders’ meeting.

Short-Form Merger.  Section 905 of the NYBCL provides, among other things, that if a New York corporation owns at least 90% of the outstanding shares of each voting class of another New York corporation, the merger of the two corporations may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the New York Department of State, without any action or vote on the part of the shareholders of the subsidiary corporation. Pursuant to this provision of the NYBCL, if Purchaser acquires at least 90% of the outstanding shares of Common Stock and Preferred Stock, each as a separate class, Purchaser will be able to effect the Merger without a vote of any other shareholders of Guideline. In such event, infoUSA, Purchaser, and Guideline have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Guideline shareholders. In the event that less than 90% of the outstanding shares of Common Stock and Preferred Stock, each as a separate class, are tendered pursuant to the Offer, Purchaser may provide a Subsequent Offering Period or exercise the Top-Up Option so that the Merger may be consummated as described in this paragraph. If Purchaser does not acquire at least

90% of the outstanding Shares pursuant to the Offer or otherwise, and a vote of Guideline shareholders is required under the NYBCL, a longer period of time will be required to effect the Merger.

Antitrust.  Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. infoUSA and Purchaser do not believe that the acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

The FTC and the Antitrust Division do, however, have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of infoUSA, Guideline, or any of their respective subsidiaries. Private parties and state attorneys general also may bring legal action under federal or state antitrust laws under certain circumstances. Although infoUSA and Purchaser believe that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurances as to whether a challenge to the Offer on antitrust grounds will be made or the outcome of any such challenge.

Section 16.  Fees and Expenses.

Purchaser and infoUSA have retained D.F. King & Co., Inc. to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, courier and personal interview and may request banks, brokers, dealers, and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither infoUSA nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Section 17.  Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser intends to attempt to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of infoUSA or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

infoUSA and Purchaser have filed with the SEC a Schedule TO (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC (except that they will not be available at the regional offices of the SEC) in the manner set forth in Section 8 (“Certain Information Concerning Guideline”) and Section 9 (“Certain Information Concerning Purchaser and infoUSA”) of this Offer to Purchase.

Knickerbocker Acquisition Corp.

July 23, 2007

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS

1.	Directors and Executive Officers of infoUSA Inc.

The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of infoUSA Inc. The business address of each director and executive officer is South 86th Circle, Omaha, Nebraska, 68127. Unless otherwise indicated, each occupation or employment set forth opposite an individual’s name refers to occupation or employment with infoUSA Inc. Each director and executive officer is a United States citizen.

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

Vinod Gupta	Vinod Gupta founded infoUSA in February 1972 and has been Chairman of the Board of Directors since its incorporation. Mr. Gupta served as Chief Executive Officer of infoUSA from the time of its incorporation in 1972 until September 1997 and since August 1998. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska. Mr. Gupta also was awarded an Honorary Doctorate from the Monterey Institute of International Studies, an Honorary Doctorate from the University of Nebraska and an Honorary Doctorate from the Indian Institute of Technology. Mr. Gupta was nominated and confirmed to be the United States Consul General to Bermuda. Then, the President nominated him to be the United States Ambassador to Fiji. Due to business commitments, he withdrew his name from consideration. He was appointed by President Clinton to serve as a Trustee of the Kennedy Center for Performing Arts in Washington, D.C. Mr. Gupta is also a director of a mutual fund in the Everest mutual fund family, located at 5805 South 86th Circle, Omaha, Nebraska.
Stormy Dean	Stormy L. Dean has served as Chief Financial Officer since February 2006. He served as the Principal Accounting Officer of infoUSA since December 2005. Mr. Dean has been employed by infoUSA since 1995, except during the period from October 2003 to August 2004. He served as Chief Financial Officer of infoUSA from January 2000 through October 2003, as the Corporate Controller from September 1998 until January 2000 and as the acting Chief Financial Officer from January 1999 to August 1999. From August 1995 to September 1998, Mr. Dean served as infoUSA’s tax director. Mr. Dean holds a B.S. in Accounting from the University of Nebraska at Omaha, an M.B.A from the University of Nebraska at Omaha, and a Certified Public Accountant certificate.
Fred Vakili	Fred Vakili has served as Executive Vice President of Administration and Chief Administrative Officer since August 1998. Mr. Vakili served as Senior Vice President of Special Projects from October 1997 to August 1998, as Senior Vice President of Value Added-Resellers Group and Canada Operations from May 1987 to October 1997, and as Senior Vice President of various infoUSA divisions from 1985 to 1987. Mr. Vakili joined infoUSA in 1985 as the Product Manager for the Directory Group. Mr. Vakili holds a

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

B.S. in Industrial Engineering and Management from Iowa State University.
Monica Messer	Monica Messer has served as President of the Data Group since January 2007 and as Chief Operations Officer since January 2003. Prior to that, Ms. Messer served as President of the Database Compilation and Technology Group and Chief Information Officer of infoUSA from February 1997 to January 2003, and served as a Senior Vice President of infoUSA from January 1996 to January 1997. Ms. Messer joined infoUSA in 1983 and has served as a Vice President of infoUSA since 1985. Ms. Messer holds a B.S. in Business Administration from Bellevue University and is an alum of the Stanford Business School Executive Education program in Strategy and Organization.
Edward C. Mallin	Edward C. Mallin has served as President of the Services Group since January 2007. Prior to that Mr. Mallin served as President of Donnelley Marketing, a subsidiary of infoUSA, since August 2005, as President of Walter Karl, a subsidiary of infoUSA, since June 1998, as Executive Vice President of the National Accounts Division from January 1997 to June 1998 and as President of Compilers Plus from January 1990 to May 1998. Prior to that, Mr. Mallin was Executive Vice President of Compilers Plus which infoUSA acquired in January 1990. Mr. Mallin holds a B.A. in Economics and a Masters in Business Administration and Planning from New York University.
Gerard Miodus	Gerard Miodus was appointed President of Opinion Research, a subsidiary of infoUSA, in December 2006. He has been with Opinion Research since 1982 serving in a wide variety of management positions. In 2006 he served as Managing Director, Executive Vice President for the US Region. Prior to that, Mr. Miodus held the positions of Managing Director of Research Services and Managing Director of Information Services. Mr. Miodus holds a Bachelor of Science degree in Economics from Michigan State University.
John H. Longwell	John H. Longwell has served as General Counsel and Secretary since November 2006. From July 2005 to July 2006, Mr. Longwell was a law clerk to the Honorable Stephen G. Breyer of the United States Supreme Court. He was also an associate with the law firms of Paul Weiss Rifkind Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, from October 2003 to April 2005, and Kellogg Huber Hansen Todd Evans & Figel PLLC, 1615 Main Street NW, Washington, D.C., from October 2000 to June 2002, where he practiced complex commercial litigation and regulatory law. He also clerked for the Honorable Douglas H. Ginsburg of the United States Court of Appeals for the District of Columbia Circuit from September 2002 to September 2003 and for the Honorable Vaughn R. Walker of the United States District Court for the Northern District of California from September 1999 to September 2000. He is a graduate of the University of Virginia and the University of Georgia School of Law.

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

Dr. Greg Mahnke	Dr. Greg Mahnke has served as President of Macro International, a subsidiary of infoUSA, since November 2005. Dr. Mahnke has been with Macro International since 1988. Dr. Mahnke has a B.A. in Cultural Anthropology from the University of Montana, completed an M.A. in Cultural Anthropology at McGill University in 1981 and received his doctoral degree in Cultural Anthropology from Indiana University in 1987. Prior to assuming the role of President, Dr. Mahnke served as Executive Vice President and Managing Director of Macro’s Survey Research Division. Dr. Mahnke is a well known survey methodologist and serves as Principal Investigator on a number of Macro’s key survey projects.
George F. Haddix	Dr. George F. Haddix has served as a director of infoUSA since March 1995. Dr. Haddix is Chairman and Chief Executive Officer of PKW Holdings, Inc. and PKWARE, INC., computer software companies headquartered at 648 North Plankinton Avenue, Milwaukee, Wisconsin. From November 1994 to December 1997, Dr. Haddix served as President of CSG Holdings, Inc. and CSG Systems International, Inc., companies providing software and information services to the communications industry. Dr. Haddix holds a B.A. from the University of Nebraska, an M.A. from Creighton University and a Ph.D. from Iowa State University, all in Mathematics.
Elliot S. Kaplan	Elliot S. Kaplan has served as a director of infoUSA since May 1988. He is a name partner and former Chairman of the Executive Board of the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. 800 LaSalle Avenue, Minneapolis, Minnesota, and has practiced law continuously with that firm since 1961. Mr. Kaplan is also a director and officer of Best Buy Co., Inc. Mr. Kaplan is Vice- Chair of the University of Minnesota Foundation, Chairman of the Board of Directors of the Bank of Naples, 4099 Tamiani Trail, Naples, Florida and a director of the Minnesota Historical Society, 200 Tower Avenue, St. Paul, Minnesota. Mr. Kaplan holds a B.A. in Business Administration and a J.D. from the University of Minnesota.
Anshoo Gupta	Anshoo S. Gupta has served as a director of infoUSA since April 2005. He is currently the President of JAG Operations, L.L.C., P.O. Box 94323, Las Vegas, Nevada, a management consulting company which he founded in 2003. Mr. Gupta was President of Production Systems Group at Xerox Corporation, a technology and services enterprise located at 800 Long Ridge Road, Stamford, Connecticut, from 1999 to 2002. From 1969 through 1998, Mr. Gupta held a series of financial, marketing, strategic planning, and general management positions at Xerox. Mr. Gupta previously served on the board of directors of Docucorp International, Inc., a company located at 955 Freeport Parkway, Suite 200, Dallas, Texas, and specializing in the development, marketing and support of customer communication management solutions, which was sold to another company in February 2007. Mr. Gupta also serves on the Advisory Board of the Indian Institute of Technology, Kharagpur, India. Mr. Gupta holds a B.S.

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

in Electrical Engineering from the Indian Institute of Technology, Kharagpur, India and an M.S.E.E. and an M.B.A. from the University of Rochester, New York.
Dennis P. Walker	Dennis P. Walker has served as a director of infoUSA since February 2003. Mr. Walker has been President and Chief Executive Officer of Jet Linx Aviation, a corporate jet fractional ownership company located at 3910 Amelia Earhart Plaza, Omaha, Nebraska, since May 1999. From 1988 to 2002, he was Executive Vice President of Memberworks, Inc., a consumer services direct marketing company which he co-founded and which is located at 7010 North 97th Circle, Omaha, Nebraska. Mr. Walker has also held senior level marketing positions with First Data Resources and IBM. Mr. Walker holds a B.A. from the University of Nebraska.
Bill L. Fairfield	Bill L. Fairfield has served as a director of infoUSA since November 2005. He is currently the Chairman of DreamField Capital Ventures, LLC, a company focused on economic development of the Mid-Plains region through management services and venture capital assistance and located at 206 Fairacres Road, Omaha, Nebraska. Mr. Fairfield currently serves on the Board of Directors of The Buckle, Inc., a retailer of casual apparel, footwear and accessories for young men and women based at 2407 West 24th Street, Kearney, Nebraska. From 2002 to 2004, Mr. Fairfield was the Executive Vice President of Sitel Corporation, 7277 World Communications, Omaha, Nebraska, a global provider of outsourced customer support services based in Omaha, Nebraska, and from 1991 to 2000, Mr. Fairfield was President and Chief Executive Officer of Inacom Corp., an Omaha-based technology management services company. Prior to 1991 Mr. Fairfield was CEO of Valcom, the predecessor company to Inacom Corp. Mr. Fairfield holds a B.S. degree in Industrial Engineering from Bradley University and an MBA from the Harvard Graduate School of Business.
Dr. Vasant H. Raval	Dr. Vasant H. Raval has served as a director of infoUSA since October 2002. Dr. Raval is a Professor in the Department of Accounting at Creighton University and was the Chair of the department from July 2001 to June 2006. He joined the Creighton University faculty in 1981 and has served as Professor of Accounting and Associate Dean and Director of Graduate Programs at the College of Business Administration. Dr. Raval is a director of Syntel Inc., an electronic business solutions provider based at 2800 Livernois Road, Troy, Michigan. Dr. Raval holds a Bachelor of Commerce degree from the University of Bombay, an M.B.A. from Indiana State University, and a Doctor of Business Administration degree from Indiana University.
Bernard W. Reznicek	Bernard W. Reznicek has served as a director of infoUSA since March 2006. Mr. Reznicek is currently President and Chief Executive Officer of Premier Enterprises Inc., 1524 North 141st Avenue, Omaha, Nebraska, a consulting, investment, and real estate development company. Mr. Reznicek was National Director- Special Markets of Central States Indemnity Company, a specialty

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

insurance company that is a member of the Berkshire Hathaway Insurance Group, from January 1997 until January 2003. Mr. Reznicek served as Dean of the College of Business of Creighton University in Omaha, Nebraska from July 1994 until January 1997 and served as Chairman and Chief Executive Officer of Boston Edison, a utility company, from September 1987 to July 1994. Mr. Reznicek serves as the Chairman of the Board of Directors of CSG Systems International, Inc., which is headquartered at 9555 Maroon Circle, Englewood, Colorado, and is a director of Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Bloomfield Hills, Michigan. Mr. Reznicek holds a B.S. in Business Administration from Creighton University and an M.B.A. from the University of Nebraska.

2.	Directors and Executive Officers of Knickerbocker Acquisition Corp.

The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of Knickerbocker Acquisition Corp. The business address of each director and executive officer is South 86th Circle, Omaha, Nebraska, 68127.

Present Principal Occupation or Employment and
Name and Business Address	Material Positions Held During the Past Five Years

Vinod Gupta	Vinod Gupta founded infoUSA in February 1972 and has been Chairman of the Board of Directors since its incorporation. Mr. Gupta served as Chief Executive Officer of infoUSA from the time of its incorporation in 1972 until September 1997 and since August 1998. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska. Mr. Gupta also was awarded an Honorary Doctorate from the Monterey Institute of International Studies, an Honorary Doctorate from the University of Nebraska and an Honorary Doctorate from the Indian Institute of Technology. Mr. Gupta was nominated and confirmed to be the United States Consul General to Bermuda. Then, the President nominated him to be the United States Ambassador to Fiji. Due to business commitments, he withdrew his name from consideration. He was appointed by President Clinton to serve as a Trustee of the Kennedy Center for Performing Arts in Washington, D.C. Mr. Gupta is also a director of a mutual fund in the Everest mutual fund family, located at 5805 South 86th Circle, Omaha, Nebraska.

Fred Vakili	Fred Vakili has served as Executive Vice President of Administration and Chief Administrative Officer of infoUSA since August 1998. Mr. Vakili served as Senior Vice President of Special Projects from October 1997 to August 1998, as Senior Vice President of Value Added-Resellers Group and Canada Operations from May 1987 to October 1997, and as Senior Vice President of various infoUSA divisions from 1985 to 1987. Mr. Vakili joined infoUSA in 1985 as the Product Manager for the Directory Group. Mr. Vakili holds a B.S. in Industrial Engineering and Management from Iowa State University.

Stormy Dean	Stormy L. Dean has served as Chief Financial Officer of infoUSA since February 2006. He served as the Principal Accounting Officer of infoUSA since December 2005. Mr. Dean has been employed by infoUSA since 1995, except during the period from October 2003 to August 2004. He served as Chief Financial Officer of infoUSA from January 2000 through October 2003, as the Corporate Controller from September 1998 until January 2000 and as the acting Chief Financial Officer from January 1999 to August 1999. From August 1995 to September 1998, Mr. Dean served as infoUSA’s tax director. Mr. Dean holds a B.S. in Accounting from the University of Nebraska at Omaha, an M.B.A from the University of Nebraska at Omaha, and a Certified Public Accountant certificate.

SCHEDULE II

SECTION 623 OF THE
NEW YORK BUSINESS CORPORATION LAW

Set forth below is Section 623 of the New York State Business Corporation Law regarding dissenter’s rights, which rights will only be available in connection with the Merger.

§ 623. Procedure to enforce shareholder’s right to receive payment for shares.

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefore shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (a) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (b) that no offer or required advance payment was made by the corporation; (c) that the corporation failed to institute the special proceeding within the period specified therefor; or (d) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e) (2) of section 907 (Merger or consolidation of domestic and foreign corporations).

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer Is:
Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Shareowner Services	Shareowner Services
Voluntary Corporate Actions	Voluntary Corporate Actions
P.O. Box 64858	161 North Concord Exchange
St. Paul, MN 55164-0858	South St. Paul, MN 55075

By Facsimile Transmission:

Wells Fargo Bank, N.A.
Shareowner Services
Voluntary Corporate Actions
Corporate Actions Department
(651) 450-2452 (fax)
(800) 468-9716 (confirm receipt only)

Any questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and related materials may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer Is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(212) 269-5550 (call collect)
(800) 769-4414 (call toll-free)